FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Mortgage Asset Securitization Transactions, Inc.	**0000815018**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, January 11, Series 2005-NC1	**333-106982**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)


PROCESSED
JAN 14 2005
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 11, 2005

MORTGAGE ASSET SECURITIZATION TRANSACTIONS, INC.

By: ______________________
Name: Glenn McIntyre
Title: Director

By: ______________________
Name:
Title:

Patrick Fitzsimonds
Associate Director
UBS Investment Bank

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	**Description**	**Format**
99.1	Collateral Term Sheets	P*

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.



ABS New Issue Term Sheet

MASTR Asset Backed Securities Trust 2005-NC1
Mortgage Pass-Through Certificates

$599,777,000
(APPROXIMATE)

New Century Mortgage Corporation
(ORIGINATOR)

Ocwen Federal Bank FSB
(MASTER SERVICER)

Mortgage Asset Securitization Transactions, Inc.
(DEPOSITOR)

UBS Real Estate Securities Inc.
(MORTGAGE LOAN SELLER)

January 6, 2005




UBS Investment Bank

The analysis in this report is based on information provided by New Century Mortgage Corporation (the "Originator"). UBS Securities LLC ("UBS") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by UBS and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and UBS is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus Supplement and Prospectus relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBS in reliance upon information furnished by the Originator. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBS nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBS AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES (OTHER THAN UBS). UBS IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.


UBS
Investment
Bank

MASTR Asset Backed Securities Trust 2005-NC1
Mortgage Pass-Through Certificates
$599,777,000 (Approximate Offered Certificates)

Structure Overview

Class[1,2]	Approx. Size ($)[3]	Certificate Type	Expected WAL (years) Call[4] / Mat[4]	Expected Principal Window Call[4] / Mat[4]	Legal Final Distribution Date	Expected Ratings S&P/ M / F
A-1[5,6]	350,090,000	FLT / SEN	Not Offered Hereby		December 2034	AAA / Aaa / Aaa
A-2[6]	87,522,000	FLT / SEN / MEZ	2.09 / 2.27	1 – 75 / 1 – 177	December 2034	AAA / Aaa / Aaa
A-3[6]	172,926,000	FLT / SEN / SEQ	1.00 / 1.00	1 – 21 / 1 – 21	December 2034	AAA / Aaa / Aaa
A-4[6]	128,438,000	FLT / SEN / SEQ	3.00 / 3.02	21 – 75 / 21 – 85	December 2034	AAA / Aaa / Aaa
A-5[6]	16,310,000	FLT / SEN / SEQ	6.26 / 9.66	75 – 75 / 85 – 177	December 2034	AAA / Aaa / Aaa
M-1[6,7]	53,424,000	FLT / MEZ	4.77 / 5.26	46 – 75 / 46 – 150	December 2034	AA+ / Aa1 / AA+
M-2[6,7]	41,171,000	FLT / MEZ	4.56 / 5.03	42 – 75 / 42 – 141	December 2034	AA / Aa2 / AA
M-3[6,7]	16,664,000	FLT / MEZ	4.48 / 4.93	41 – 75 / 41 – 131	December 2034	AA- / Aa3 / AA-
M-4[6,7]	16,664,000	FLT / MEZ	4.45 / 4.87	40 – 75 / 40 – 127	December 2034	A+ / A1 / A+
M-5[6,7]	17,154,000	FLT / MEZ	4.41 / 4.82	40 – 75 / 40 – 121	December 2034	A / A2 / A
M-6[6,7]	13,724,000	FLT / MEZ	4.38 / 4.76	39 – 75 / 39 – 115	December 2034	A- / A3 / A-
M-7[6,7]	11,273,000	FLT / MEZ	4.38 / 4.71	38 – 75 / 38 – 108	December 2034	BBB+ / Baa1 / BBB+
M-8[6,7]	9,803,000	FLT / MEZ	4.35 / 4.64	38 – 75 / 38 – 102	December 2034	BBB / Baa2 / BBB
M-9[6,7]	11,273,000	FLT / MEZ	4.35 / 4.56	38 – 75 / 38 – 95	December 2034	BBB- / Baa3 / BBB-
M-10[6,7]	3,431,000	FLT / MEZ	4.35 / 4.49	38 – 75 / 38 – 86	December 2034	BBB- / NR / BBB-

Notes:

(1) The Class A-1 and the Class A-2 Certificates are backed by the cash flow from a pool of conforming balance, first and second lien, fixed-rate and adjustable-rate Mortgage Loans. The Class A-3, Class A-4 and Class A-5 Certificates are backed by the cash flow from a pool of conforming and non-conforming balance, first and second lien, fixed-rate and adjustable-rate Mortgage Loans. The Class M Certificates are supported by all of the Mortgage Loans.

(2) The Class A and the Class M Certificates will be subject to the related Net WAC Rate Cap as described herein.

(3) The Approximate Size is subject to a permitted variance of plus or minus 5%.

(4) See the Pricing Speed below.

(5) The Class A-1 Certificates are not offered hereby.

(6) After the Optional Termination Date, the margin on each of the Class A Certificates will increase to 2.0x their initial margin and the margin on each of the Class M Certificates will increase to 1.5x their initial margin.

(7) The Class M Certificates are not expected to receive any principal distributions prior to the Stepdown Date.

Pricing Speed

Fixed-Rate Mortgage Loans	4.6% CPR growing to 23% CPR over 12 months and 23% CPR thereafter
Adjustable-Rate Mortgage Loans	2% CPR in month 1, building linearly (rounded to the nearest hundredth) to 30% CPR in month 12, remaining at 30% CPR until month 22, 50% CPR from month 23 to 27, and 35% CPR in month 28 and thereafter



Transaction Highlights

- The Mortgage Loans consist of subprime fixed and adjustable rate, first and second lien residential Mortgage Loans originated by New Century Mortgage Corporation.
- The transaction consists of a Senior/Mezz/OC structure.
- The Credit Enhancement for the Certificates will be provided through Subordination, Overcollateralization of 3.10%, and Excess Spread.
- The Mortgage Loans will be serviced by Ocwen Federal Bank FSB, rated SQ2 (Moody's), RPS2 (Fitch) and Strong (S&P).
- None of the Mortgage Loans will be covered by Mortgage Insurance.
- None of the Mortgage Loans are classified as "High Cost" loans.
- The Certificates will be ERISA eligible.
- None of the Certificates will be SMMEA eligible.
- All numbers and percentages herein relating to the Mortgage Loans are as of the Cut-off Date.
- The Certificates will be registered under a registration statement filed with the Securities and Exchange Commission.
- Bloomberg: MABS 2005-NC1
- Intex: MABS05N1

Mortgage Pool Summary

	MABS 2005-NC1 Mortgage Loans				
	Group 1		Group 2		
	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Aggregate
Current Balance	$425,952,141	$142,006,194	$313,016,935	$99,278,590	$980,253,859
Number of Loans	2,263	1,097	1,313	800	5,473
Average Loan Balance	$188,225	$129,450	$238,398	$124,098	$179,107
Wtd. Avg. Gross Coupon	7.369%	7.403%	7.210%	7.784%	7.365%
Wtd. Avg. Net Coupon	6.868%	6.903%	6.708%	7.284%	6.864%
Wtd. Avg. FICO	611	624	617	639	618
Wtd. Avg. Original LTV[1]	80.23%	76.21%	81.79%	81.75%	80.30%
Wtd. Avg. Stated Rem Term (months)	357	337	356	338	352
Wtd. Avg. Seasoning (months)	3	3	3	3	3
Wtd. Avg. Months to Next Adj. Date	21	n/a	21	n/a	21
Wtd. Avg. Margin	5.567%	n/a	5.491%	n/a	5.535%
Wtd. Avg. Initial Rate Cap	1.505%	n/a	1.528%	n/a	1.515%
Wtd. Avg. Periodic Rate Cap	1.505%	n/a	1.527%	n/a	1.514%
Wtd. Avg. Maximum Rate	14.365%	n/a	14.204%	n/a	14.297%
Wtd. Avg. Minimum Rate	7.368%	n/a	7.203%	n/a	7.298%

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.


UBS
Investment
Bank

Transaction Overview

Issuer:	MASTR Asset Backed Securities Trust 2005-NC1
Depositor:	Mortgage Asset Securitization Transactions, Inc.
Mortgage Loan Seller:	UBS Real Estate Securities Inc.
Originator:	New Century Mortgage Corporation
Master Servicer:	Ocwen Federal Bank FSB
Credit Risk Manager:	Risk Management Group
Trustee:	U.S. Bank National Association
Lead Underwriter:	UBS Securities LLC
Co-Manager:	Countrywide Securities Corporation
Class A Certificates:	Class A-1, Class A-2, Class A-3, Class A-4 and Class A-5 Certificates
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates
Group 1 Senior Certificates:	Class A-1 and Class A-2 Certificates
Group 2 Senior Certificates:	Class A-3, Class A-4 and Class A-5 Certificates



Transaction Overview

Offered Securities:	Approximately $755,286,000 senior floating-rate Certificates ("Class A Certificates", including the Class A-1 not offered hereby) and approximately $194,581,000 mezzanine floating-rate Certificates ("Class M Certificates"). The Class A-1 and the Class A-2 Certificates are backed by a pool of conforming, first and second lien, fixed-rate and adjustable-rate mortgage loans ("Group I Mortgage Loans"); the Class A-3, the Class A-4 and the Class A-5 Certificates are backed by a pool of conforming and non-conforming, first and second lien, fixed-rate and adjustable-rate mortgage loans ("Group II Mortgage Loans"); the Class M Certificates are supported by all of the Mortgage Loans.
Collateral:	As of January 1, 2005 ("Cut-off Date"), the Mortgage Loans will consist of 5,473 adjustable-rate and fixed-rate, first and second lien, closed-end, mortgage loans totaling approximately $980,253,859. The Mortgage Loans will be broken into two groups. The Group I Mortgage Loans will represent 3,360 mortgage loans totaling approximately $567,958,335, and the Group II Mortgage Loans will represent 2,113 mortgage loans totaling approximately $412,295,524.
ERISA:	The offered certificates will be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
SMMEA:	None of the Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA").
Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.


UBS
Investment
Bank

Transaction Overview

Expected Pricing:	On or about January [7], 2005
Closing Date:	On or about January [20], 2005
Cut-off Date:	January 1, 2005
Record Date:	The business day immediately preceding the Distribution Date.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in February 2005.
Determination Date:	The Determination Date with respect to any Distribution Date is on the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which the Distribution Date occurs and ends on the first day of the month in which the Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the period commencing on the day after the Determination Date in the month preceding the month in which such Distribution Date falls (or, in the case of the first Distribution Date, from January 1, 2005) and ending on the Determination Date of the calendar month in which such Distribution Date falls.
Interest Accrual Period:	Interest will initially accrue from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date based on an Actual/360 day basis. The Class A Certificates and the Class M Certificates will initially settle flat (no accrued interest).
Administrative Fees:	The Servicing Fee calculated at the Servicing Fee Rate of 0.50% per annum, and the Trustee Fee calculated at the Trustee Fee Rate of 0.015% per annum, and the Credit Risk Manager Fee calculated at the Credit Risk Manager Fee Rate of 0.01% per annum. Administrative Fees will be paid monthly based on the stated principal balance of the Mortgage Loans.
Optional Termination:	The majority holder of the Class CE Certificates, (or if such majority holder fails to exercise its option, the Master Servicer or NIM Insurer, if any) may purchase all of the Mortgage Loans and REO properties and retire the certificates on or after the Optional Termination Date.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.


UBS
Investment
Bank

Credit Enhancement

Credit Enhancement:

1) Excess Interest
2) Overcollateralization ("OC")
3) Subordination

Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to 3.10% of the aggregate outstanding principal balance of the Mortgage Loans as of the Closing Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 6.20% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $4,901,269 or (iii) if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount will be fully funded on the Closing Date.

Stepdown Date: The earlier to occur of (i) the first Distribution Date on which the Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (A) the Distribution Date in February 2008 and (B) the date that the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distributions of the Group I or Group II Principal Distribution Amount to the holders of the certificates then entitled to distributions of principal on such Distribution Date) for the Class A Certificates is greater than or equal to 45.90%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the OC) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Group I and Group II Principal Distribution Amount to the holders of the certificates then entitled to distributions of principal on the Distribution Date.

CREDIT ENHANCEMENT PERCENTAGE

Class	Closing Date	After Stepdown Date
A	22.95%	45.90%
M-1	17.50%	35.00%
M-2	13.30%	26.60%
M-3	11.60%	23.20%
M-4	9.90%	19.80%
M-5	8.15%	16.30%
M-6	6.75%	13.50%
M-7	5.60%	11.20%
M-8	4.60%	9.20%
M-9	3.45%	6.90%
M-10	3.10%	6.20%


UBS
Investment
Bank

Credit Enhancement

Trigger Event:

With respect to any Distribution Date on or after the Stepdown Date, a Trigger Event is in effect if (i) the percentage obtained by dividing the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO properties and (4) Mortgage Loans discharged due to bankruptcy by the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month is greater than [33.00]% of the Senior Enhancement Percentage **or**
(ii) the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such payment date:

Payment Date Occurring in	Percentage
February 2008 through January 2009	[2.50]%
February 2009 through January 2010	[4.00]%
February 2010 through January 2011	[5.25]%
February 2011 and thereafter	[5.50]%


UBS
Investment
Bank

Payment of Interest

Interest Payment Priority: On each Distribution Date, the Interest Remittance Amount will be distributed in the following order of priority:

(i) from the Group I Interest Remittance Amount, to the holders of the Class A-1 and Class A-2 Certificates, pro rata, the Senior Interest Distribution Amount related to such Certificates; from the Group II Interest Remittance Amount, to the holders of the Class A-3, Class A-4 and Class A-5 Certificates, pro rata, the Senior Interest Distribution Amount related to such Certificates. Any combined Interest Remittance Amount remaining after the distribution of the above will be available to pay any Senior Interest Distribution Amounts remaining unpaid;

(ii) to the holders of the Class M-1 Certificates, the Interest Distribution Amount for such class;

(iii) to the holders of the Class M-2 Certificates, the Interest Distribution Amount for such class;

(iv) to the holders of the Class M-3 Certificates, the Interest Distribution Amount for such class;

(v) to the holders of the Class M-4 Certificates, the Interest Distribution Amount for such class;

(vi) to the holders of the Class M-5 Certificates, the Interest Distribution Amount for such class;

(vii) to the holders of the Class M-6 Certificates, the Interest Distribution Amount for such class;

(viii) to the holders of the Class M-7 Certificates, the Interest Distribution Amount for such class;

(ix) to the holders of the Class M-8 Certificates, the Interest Distribution Amount for such class;

(x) to the holders of the Class M-9 Certificates, the Interest Distribution Amount for such class; and

(xi) to the holders of the Class M-10 Certificates, the Interest Distribution Amount for such class.

Interest Distribution Amount: The Interest Distribution Amount for each of the Class A and Class M Certificates on any Distribution Date will be equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable Pass-Through Rate for such class and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of Prepayment Interest Shortfalls not covered by Compensating Interest and shortfalls resulting from the application of the Relief Act in each case to the extent not allocated to interest accrued on the Class CE Certificates.

Senior Interest Distribution Amount: The Senior Interest Distribution Amount with respect to the Class A Certificates on any Distribution Date will be equal to the sum of the Interest Distribution Amount for such Distribution Date and the Interest Carry Forward Amount, if any, for that Distribution Date.

Servicing Advances: The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to reimbursement for these advances, and therefore these advances are not a form of credit enhancement.



Payment of Interest

Pass-Through Rate: The Pass-Through Rate on any Distribution Date with respect to each class of Certificates will equal the lesser of (a) the related Formula Rate for such distribution date and (b) the related Net WAC Rate Cap for such Distribution Date.

Formula Rate: The Formula Rate for each class of Floating-Rate Certificates will equal the lesser of (a) 1-Month LIBOR as of the related LIBOR Determination Date plus the applicable certificate margin and (b) the related Maximum Cap Rate.

Basis Risk Shortfall: Because the adjustable-rate Mortgage Loans are based mostly on 6-month LIBOR, with most having delayed first adjustments, and because the pass-through rates on the Class A and Class M Certificates are based on 1-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise payable to such Certificates in certain periods. This may also occur if 6-month LIBOR and 1-month LIBOR rise quickly since the Mortgage Pool cash flows are constrained by interim caps. If Basis Risk Shortfalls occur, they will be carried forward (a "Net WAC Rate Carryover Amount") and such shortfalls will be paid on a subordinated basis on the same Distribution Date or on any subsequent Distribution Date.

To mitigate the risk of such Basis Risk Shortfalls, the Certificates will benefit from the related Interest Rate Corridor Contracts. The notional schedules for the Interest Rate Corridor Contracts are available at the end of this term sheet.

Net WAC Rate Cap: Class A Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans, in the case of the Class A-1 and Class A-2 Certificates and the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans, in the case of the Class A-3, Class A-4 and Class A-5 Certificates, in each case subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class M Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans and the Group II Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current aggregate Certificate Principal Balance of the related Class A Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Maximum Cap Rate: The Maximum Cap Rate for any Distribution Date and each Class A and Class M Certificate is calculated in the same manner as the related Net WAC Rate Cap, but based on the Expense Adjusted Net Maximum Mortgage Rates of the applicable Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the applicable Mortgage Loans.

Expense Adjusted Net Mortgage Rates: The per annum rate equal to the weighted average of the mortgage rates of each Mortgage Loan minus (a) the Servicing Fee Rate, (b) the Trustee Fee Rate and (c) the Credit Risk Manager Fee Rate.

Expense Adjusted Net Maximum Mortgage Rate: The per annum rate equal to the weighted average of the maximum mortgage rates (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the sum of (a) the Servicing Fee Rate, (b) the Trustee Fee Rate and (c) the Credit Risk Manager Fee Rate.


UBS
Investment
Bank

Payment of Principal

Principal Payment Priority:

On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I Principal Distribution Amount and the Group II Principal Distribution Amount shall be distributed as follows:

(i) from the Group I Principal Distribution Amount, to the holders of the Class A-1 and Class A-2 Certificates (allocated in the manner set forth below), until the Certificate Principal Balances of each such class have been reduced to zero; and then to the holders of the Class A-3, Class A-4 and Class A-5 Certificates (allocated in the manner set forth below), after taking into account the distribution of the Group II Principal Distribution Amount described in (ii) below;

(ii) from the Group II Principal Distribution Amount, to the holders of the Class A-3, Class A-4 and Class A-5 Certificates (allocated in the manner set forth below), until the Certificate Principal Balances of each such class have been reduced to zero; and then to the holders of the Class A-1 and Class A-2 Certificates (allocated in the manner set forth below), after taking into account the distribution of the Group I Principal Distribution Amount described in (i) above;

(iii) to the holders of the Class M-1 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i) and (ii) above until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii) and (iii) above until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii) and (iv) above until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-4 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv) and (v) above until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-5 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v) and (vi) above until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-6 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi) and (vii) above until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-7 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii) above until the Certificate Principal Balance thereof has been reduced to zero;

(x) to the holders of the Class M-8 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (ix) above until the Certificate Principal Balance thereof has been reduced to zero;

(xi) to the holders of the Class M-9 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix) and (x) above until the Certificate Principal Balance thereof has been reduced to zero; and

(xii) to the holders of the Class M-10 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x) and (xi) above until the Certificate Principal Balance thereof has been reduced to zero.

Payment of Principal

Principal Payment Priority (continued):

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the holders of the Class A Certificates and the Mezzanine Certificates shall be entitled to receive distributions in respect of principal to the extent of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount in the following amounts and order of priority, in each case to the extent of the Group I and Group II Principal Distribution Amount remaining:

(i) from the Group I Principal Distribution Amount, to the Class A-1 and Class A-2 Certificates (allocated in the manner set forth below), in an amount equal to the Group I Senior Principal Distribution Amount, until the Certificate Principal Balances of each such class have been reduced to zero; and then to the holders of the Class A-3, Class A-4 and Class A-5 Certificates (allocated in the manner set forth below), after taking into account the distribution of the Group II Principal Distribution Amount described in (ii) below; up to an amount equal to the Group II Senior Principal Distribution Amount, until the Certificate Principal Balance of Group II Senior Certificates has been reduced to zero;

(ii) from the Group II Principal Distribution Amount, to the Class A-3, Class A-4 and Class A-5 Certificates (allocated in the manner set forth below), in an amount equal to the Group II Senior Principal Distribution Amount, until the Certificate Principal Balances of each such class have been reduced to zero; and then to the holders of the Class A-1 and Class A-2 Certificates (allocated in the manner set forth below), after taking into account the distribution of the Group I Principal Distribution Amount described in (i) above; up to an amount equal to the Group I Senior Principal Distribution Amount, until the Certificate Principal Balance of Group I Senior Certificates has been reduced to zero;

(iii) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-7 Certificates, the Class M-7 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(x) to the holders of the Class M-8 Certificates, the Class M-8 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(xi) to the holders of the Class M-9 Certificates, the Class M-9 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(xii) to the holders of the Class M-10 Certificates, the Class M-10 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.



Payment of Principal

Principal Payment Priority (continued):	With respect to the Class A-1 and Class A-2 Certificates, all principal distributions shall be made concurrently, to the Class A-1 and Class A-2 Certificates, on a pro rata basis based on the Certificate Principal Balance of each such class, with the exception that if on any Distribution Date on or after the Stepdown Date, a Trigger Event is in effect, all principal distributions shall be made sequentially, to the Class A-1 and Class A-2 Certificates, in that order, until the Certificate Principal Balance of each such class has been reduced to zero. With respect to the Class A-3, Class A-4 and Class A-5 Certificates, all principal distributions shall be made sequentially, to the Class A-3, Class A-4 and Class A-5 Certificates, in that order, until the Certificate Principal Balance of each such class has been reduced to zero.


UBS Investment Bank

Payment of Excess Cashflow

Monthly Excess Cashflow Distributions:

With respect to any Distribution Date, any Net Monthly Excess Cashflow shall be distributed as follows:

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount allocated pro rata between the Group I Principal Distribution Amount and the Group II Principal Distribution Amount based on the amount of principal received from each Mortgage Loan Group, and distributable as part of the respective Group I and Group II Principal Distribution Amount;

(ii) to the holders of the Class M-1 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(iii) to the holders of the Class M-1 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iv) to the holders of the Class M-2 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(v) to the holders of the Class M-2 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(vi) to the holders of the Class M-3 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(vii) to the holders of the Class M-3 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(viii) to the holders of the Class M-4 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(ix) to the holders of the Class M-4 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(x) to the holders of the Class M-5 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xi) to the holders of the Class M-5 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xii) to the holders of the Class M-6 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xiii) to the holders of the Class M-6 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xiv) to the holders of the Class M-7 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xv) to the holders of the Class M-7 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xvi) to the holders of the Class M-8 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xvii) to the holders of the Class M-8 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;


UBS
Investment
Bank

Payment of Excess Cashflow

Monthly Excess Cashflow Distributions:

(xviii) to the holders of the Class M-9 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xix) to the holders of the Class M-9 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xx) to the holders of the Class M-10 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xxi) to the holders of the Class M-10 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xxii) to make payments to the Net WAC Rate Carryover Reserve Account, to the extent required, to distribute to the holders of the Class A and the Class M Certificates any Net WAC Rate Carryover Amounts for such classes; and

(xxiii) to the holders of the Class CE, Class R and Class P Certificates as provided in the Pooling and Servicing Agreement.


UBS
Investment
Bank

Payment of Principal

Group I Principal Distribution Amount:

The "Group I Principal Distribution Amount" for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group I Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group I Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group I Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between the Group I and Group II Principal Distribution Amounts based on the amount of principal received from each Mortgage Loan Group.

Group II Principal Distribution Amount:

The "Group II Principal Distribution Amount" for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group II Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group II Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group II Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between the Group I and Group II Principal Distribution Amounts based on the amount of principal received from each Mortgage Loan Group.


UBS
Investment
Bank

Payment of Principal

Group I Senior Principal Distribution Amount:	The "Group I Senior Principal Distribution Amount" is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A-1 and the Class A-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 54.10% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $2,839,792.
Group II Senior Principal Distribution Amount:	The "Group II Senior Principal Distribution Amount" is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A-3, Class A-4, and Class A-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 54.10% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus approximately $2,061,478.
Class M-1 Principal Distribution Amount:	The "Class M-1 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 65.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,901,269.
Class M-2 Principal Distribution Amount:	The "Class M-2 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A and Class M-1 Certificates (after taking into account the payment of the Class A and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 73.40% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,901,269.


UBS
Investment
Bank

Payment of Principal

Class M-3 Principal Distribution Amount:

The "Class M-3 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 76.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,901,269.

Class M-4 Principal Distribution Amount:

The "Class M-4 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 80.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,901,269.

Class M-5 Principal Distribution Amount:

The "Class M-5 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 83.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,901,269.

Class M-6 Principal Distribution Amount:

The "Class M-6 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 86.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,901,269.



Payment of Principal

Class M-7 Principal Distribution Amount:	The "Class M-7 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 88.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,901,269.
Class M-8 Principal Distribution Amount:	The "Class M-8 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-8 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 90.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,901,269.
Class M-9 Principal Distribution Amount:	The "Class M-9 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-9 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 93.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,901,269.
Class M-10 Principal Distribution Amount:	The "Class M-10 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-10 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 93.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,901,269.


UBS
Investment
Bank

Description of the Total Collateral

Total Collateral Summary

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on their January 1, 2005 scheduled balances respectively (except for FICO which is based at origination.)

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	5,473	
Aggregate Current Principal Balance:	$980,253,859	
Average Current Principal Balance:	$179,107	$19,832 - $998,184
Aggregate Original Principal Balance:	$982,482,354	
Average Original Principal Balance:	$179,514	$19,900 - $1,000,000
Fully Amortizing Mortgage Loans:	100.00%	
Interest Only Loans:	15.71%	
1st Lien:	97.18%	
Wtd. Avg. Gross Coupon:	7.365%	4.625% - 13.200%
Wtd. Avg. Original Term (months):	355	120 - 360
Wtd. Avg. Remaining Term (months):	352	115 - 358
Margin (ARM Loans Only):	5.535%	1.000% - 7.000%
Maximum Interest Rate (ARM Loans Only):	14.297%	11.990% - 19.075%
Minimum Interest Rate (ARM Loans Only):	7.298%	4.030% - 12.075%
Wtd. Avg. Original LTV (1):	80.30%	15.00% - 100.00%
Wtd. Avg. Borrower FICO:	618	500 - 816

Geographic Distribution (Top 5):	CA	39.83%
	FL	6.63%
	NY	5.44%
	TX	3.95%
	NJ	3.38%

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.


UBS
Investment
Bank

Description of the Total Collateral

Distribution By Current Principal Balance

Current Principal Balance ($)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
50,000 or less	486	16,253,103	1.66	33,443	10.836	94.25	611	59.22	83.26
50,001 - 100,000	1,195	89,625,965	9.14	75,001	8.442	81.63	602	34.88	14.16
100,001 - 150,000	1,055	131,501,259	13.42	124,646	7.565	79.48	607	37.17	1.06
150,001 - 200,000	811	141,054,067	14.39	173,926	7.402	78.34	606	29.92	0.00
200,001 - 250,000	579	130,327,911	13.30	225,091	7.244	79.06	612	27.82	0.00
250,001 - 300,000	507	139,254,168	14.21	274,663	7.090	79.67	620	25.24	0.00
300,001 - 350,000	321	104,137,396	10.62	324,416	7.069	80.98	620	23.99	0.00
350,001 - 400,000	217	81,400,701	8.30	375,118	7.029	81.73	638	18.54	0.00
400,001 - 450,000	126	53,771,456	5.49	426,758	7.005	81.75	634	22.86	0.00
450,001 - 500,000	104	49,781,460	5.08	478,668	6.904	81.10	635	17.37	0.00
500,001 - 550,000	27	14,317,597	1.46	530,281	6.715	82.20	671	29.43	0.00
550,001 - 600,000	24	13,808,614	1.41	575,359	6.577	79.61	626	24.96	0.00
600,001 - 650,000	11	6,998,399	0.71	636,218	6.646	82.53	642	36.06	0.00
650,001 - 700,000	1	696,413	0.07	696,413	5.900	82.35	672	0.00	0.00
700,001 - 750,000	5	3,686,749	0.38	737,350	7.106	75.44	655	19.77	0.00
800,001 - 850,000	2	1,680,416	0.17	840,208	6.524	67.49	617	50.14	0.00
950,001 - 1,000,000	2	1,958,184	0.20	979,092	6.789	72.11	673	49.03	0.00
Total:	***5,473***	***980,253,859***	***100.00***	***179,107***	***7.365***	***80.30***	***618***	***28.27***	***2.82***


UBS Investment Bank

Description of the Total Collateral

Distribution By Gross Coupon

Gross Coupon (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
4.501 - 5.000	11	3,593,343	0.37	326,668	4.885	73.30	707	26.54	0.00
5.001 - 5.500	81	22,137,195	2.26	273,299	5.338	76.79	653	47.02	0.00
5.501 - 6.000	316	82,712,591	8.44	261,749	5.885	75.70	647	41.20	0.03
6.001 - 6.500	511	119,520,571	12.19	233,895	6.324	76.14	633	36.46	0.00
6.501 - 7.000	924	204,255,785	20.84	221,056	6.797	79.64	634	29.25	0.00
7.001 - 7.500	858	177,012,338	18.06	206,308	7.299	81.38	621	25.27	0.00
7.501 - 8.000	872	157,466,784	16.06	180,581	7.773	81.67	605	20.51	0.04
8.001 - 8.500	505	83,426,289	8.51	165,201	8.290	81.98	586	20.70	0.11
8.501 - 9.000	438	60,320,785	6.15	137,719	8.754	82.13	575	22.97	0.18
9.001 - 9.500	186	23,383,836	2.39	125,720	9.259	81.03	566	22.62	3.27
9.501 - 10.000	172	15,158,452	1.55	88,131	9.793	81.49	571	18.72	18.11
10.001 - 10.500	81	6,820,070	0.70	84,198	10.271	81.52	575	10.71	29.34
10.501 - 11.000	91	5,370,009	0.55	59,011	10.790	92.07	626	18.90	69.49
11.001 - 11.500	123	6,480,092	0.66	52,684	11.270	96.91	640	25.34	89.55
11.501 - 12.000	162	7,095,152	0.72	43,797	11.759	99.10	606	67.59	96.26
12.001 - 12.500	110	4,291,021	0.44	39,009	12.231	99.47	598	70.14	98.83
12.501 - 13.000	29	1,001,077	0.10	34,520	12.714	99.99	602	64.65	100.00
13.001 - 13.500	3	208,470	0.02	69,490	13.141	100.00	593	100.00	100.00
Total:	**5,473**	**980,253,859**	**100.00**	**179,107**	**7.365**	**80.30**	**618**	**28.27**	**2.82**

Description of the Total Collateral

Distribution By FICO

FICO	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
500 - 519	271	37,901,033	3.87	139,856	8.608	73.18	510	31.82	0.00
520 - 539	416	70,388,030	7.18	169,202	8.174	75.58	530	28.09	0.00
540 - 559	480	81,223,682	8.29	169,216	7.840	76.47	550	31.52	0.00
560 - 579	435	78,083,015	7.97	179,501	7.525	78.02	569	31.13	0.03
580 - 599	846	116,182,886	11.85	137,332	7.557	80.96	589	46.58	9.20
600 - 619	635	113,984,061	11.63	179,502	7.100	80.91	609	35.66	2.31
620 - 639	673	127,200,326	12.98	189,005	7.117	81.22	630	27.68	1.70
640 - 659	643	127,965,103	13.05	199,013	7.106	82.46	649	22.37	2.42
660 - 679	412	80,651,310	8.23	195,756	7.098	82.68	669	18.07	4.27
680 - 699	282	59,195,941	6.04	209,915	7.024	82.23	689	12.18	4.90
700 - 719	157	37,614,355	3.84	239,582	6.832	82.26	708	23.06	1.96
720 - 739	91	20,952,360	2.14	230,246	6.766	83.63	728	13.07	3.31
740 - 759	76	17,458,938	1.78	229,723	7.024	83.08	749	11.87	4.21
760 - 779	43	9,036,114	0.92	210,142	7.077	84.53	769	11.31	4.57
780 - 799	11	2,202,892	0.22	200,263	7.523	85.23	786	12.45	4.26
800 - 819	2	213,813	0.02	106,907	7.766	84.84	813	100.00	0.00
Total:	**5,473**	**980,253,859**	**100.00**	**179,107**	**7.365**	**80.30**	**618**	**28.27**	**2.82**

Distribution By Lien Status

Lien Status	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
First Lien	4,848	952,633,751	97.18	196,500	7.252	79.73	617	27.60	0.00
Second Lien	625	27,620,109	2.82	44,192	11.255	99.92	636	51.20	100.00
Total:	**5,473**	**980,253,859**	**100.00**	**179,107**	**7.365**	**80.30**	**618**	**28.27**	**2.82**

Description of the Total Collateral

Distribution By Original LTV [(1)]

Original LTV (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
50.00 or less	160	22,334,585	2.28	139,591	7.069	41.70	599	27.55	0.00
50.01 - 55.00	89	16,665,137	1.70	187,249	7.121	52.76	603	17.24	0.00
55.01 - 60.00	131	24,821,869	2.53	189,480	7.034	58.03	595	14.73	0.00
60.01 - 65.00	208	39,945,342	4.07	192,045	6.969	63.40	597	23.61	0.00
65.01 - 70.00	293	53,336,301	5.44	182,035	7.356	68.71	589	25.29	0.00
70.01 - 75.00	463	89,132,061	9.09	192,510	7.326	73.82	589	24.20	0.00
75.01 - 80.00	1,457	290,586,485	29.64	199,442	7.044	79.65	626	32.14	0.00
80.01 - 85.00	803	169,237,267	17.26	210,756	7.330	84.41	606	27.52	0.00
85.01 - 90.00	909	181,757,092	18.54	199,953	7.410	89.62	634	25.13	0.01
90.01 - 95.00	262	53,082,896	5.42	202,606	7.636	94.77	646	29.57	0.39
95.01 -100.00	698	39,354,826	4.01	56,382	10.296	99.96	647	47.26	69.59
Total:	**5,473**	**980,253,859**	**100.00**	**179,107**	**7.365**	**80.30**	**618**	**28.27**	**2.82**

(1) References to loan-to-value are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

Distribution By Documentation

Documentation	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Alternate (Full Documentation-1 yr W2)	1,233	206,015,139	21.02	167,084	7.135	78.55	598	0.00	1.45
Stated Documentation	2,181	453,730,386	46.29	208,038	7.578	80.30	634	0.00	2.21
Limited Documentation	218	43,404,851	4.43	199,105	7.166	82.09	617	0.00	1.03
Full Documentation-2 yr W2/Tax Returns	1,841	277,103,483	28.27	150,518	7.218	81.31	604	100.00	5.10
Total:	**5,473**	**980,253,859**	**100.00**	**179,107**	**7.365**	**80.30**	**618**	**28.27**	**2.82**


UBS
Investment
Bank

Description of the Total Collateral

Distribution By Loan Purpose

Loan Purpose	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Cash Out Refinance	3,259	623,157,000	63.57	191,211	7.266	77.85	603	29.05	0.61
Purchase	1,948	317,838,346	32.42	163,161	7.569	84.99	647	25.59	7.46
Rate & Term Refinance	266	39,258,513	4.00	147,588	7.292	81.19	614	37.57	0.30
Total:	**5,473**	**980,253,859**	**100.00**	**179,107**	**7.365**	**80.30**	**618**	**28.27**	**2.82**

Distribution By Property Type

Property Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Single Family	4,109	711,100,725	72.54	173,059	7.361	80.01	613	29.48	2.83
2-4 Unit	408	100,006,768	10.20	245,115	7.290	80.59	643	19.45	1.33
Pud-Detached	519	98,796,872	10.08	190,360	7.423	81.43	615	31.68	3.65
Condo	343	54,659,648	5.58	159,358	7.464	80.88	630	24.56	3.63
Pud-Attached	93	15,586,345	1.59	167,595	7.313	82.14	623	20.91	3.92
Modular Home	1	103,500	0.01	103,500	7.700	90.00	582	0.00	0.00
Total:	**5,473**	**980,253,859**	**100.00**	**179,107**	**7.365**	**80.30**	**618**	**28.27**	**2.82**

Distribution By Occupancy Status

Occupancy Status	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Primary Residence	5,055	902,017,847	92.02	178,441	7.344	80.14	614	29.56	3.06
Investment Property	379	69,622,735	7.10	183,701	7.605	82.56	665	14.88	0.00
Second Home	39	8,613,277	0.88	220,853	7.676	78.86	636	1.72	0.00
Total:	**5,473**	**980,253,859**	**100.00**	**179,107**	**7.365**	**80.30**	**618**	**28.27**	**2.82**


UBS
Investment
Bank

Description of the Total Collateral

Distribution By State

State	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Southern California	1,027	259,406,199	26.46	252,586	7.005	77.56	624	21.56	2.13
Northern California	512	131,059,289	13.37	255,975	7.088	79.71	627	27.18	3.50
Florida	465	64,980,726	6.63	139,743	7.681	80.72	603	23.37	1.60
New York	204	53,304,576	5.44	261,297	7.092	77.74	623	28.97	0.94
Texas	416	38,715,333	3.95	93,066	8.054	79.78	591	30.94	3.68
New Jersey	147	33,097,195	3.38	225,151	7.306	77.97	618	20.33	1.37
Massachusetts	130	32,927,453	3.36	253,288	7.384	80.44	626	21.93	0.68
Nevada	164	32,092,042	3.27	195,683	7.481	81.56	620	21.47	3.21
Washington	170	27,769,003	2.83	163,347	7.489	83.63	615	40.83	5.56
Illinois	153	24,550,139	2.50	160,458	7.524	83.32	616	43.99	3.31
Other	2,085	282,351,904	28.80	135,421	7.675	83.06	612	35.40	3.71
Total:	**5,473**	**980,253,859**	**100.00**	**179,107**	**7.365**	**80.30**	**618**	**28.27**	**2.82**

Distribution By Zip Code

Zip Code	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
90047	18	4,296,653	0.44	238,703	7.263	77.26	626	25.65	1.83
92336	13	4,161,408	0.42	320,108	6.910	81.55	649	15.37	0.00
94509	13	3,547,197	0.36	272,861	7.222	80.14	631	19.45	2.30
90805	11	2,940,914	0.30	267,356	7.422	80.22	615	36.90	0.00
94531	8	2,864,094	0.29	358,012	7.089	82.39	598	25.73	2.93
89031	15	2,787,423	0.28	185,828	7.738	83.81	612	15.35	4.85
91367	7	2,657,271	0.27	379,610	6.730	78.81	679	0.00	5.63
93550	14	2,509,506	0.26	179,250	7.013	80.79	594	42.57	3.78
90043	8	2,410,406	0.25	301,301	6.577	74.51	624	49.42	0.00
93551	9	2,357,492	0.24	261,944	6.666	76.54	620	17.46	0.00
Other	5,357	949,721,496	96.89	177,286	7.374	80.32	617	28.40	2.84
Total:	**5,473**	**980,253,859**	**100.00**	**179,107**	**7.365**	**80.30**	**618**	**28.27**	**2.82**


UBS
Investment
Bank

Description of the Total Collateral

Distribution By Remaining Months To Maturity

Remaining Months to Maturity	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
180 or less	122	11,049,560	1.13	90,570	7.674	68.99	607	23.71	6.06
181 - 240	499	22,621,882	2.31	45,334	9.762	89.89	615	55.81	61.48
241 - 300	24	8,168,736	0.83	340,364	5.368	78.90	712	15.34	0.00
301 - 360	4,828	938,413,681	95.73	194,369	7.321	80.21	617	27.77	1.39
Total:	**5,473**	**980,253,859**	**100.00**	**179,107**	**7.365**	**80.30**	**618**	**28.27**	**2.82**

Distribution By Product Type

Product Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
10 Year IO/1 Month LIBOR	20	7,760,799	0.79	388,040	5.258	78.87	718	14.70	0.00
2/28 ARM/6 Month LIBOR	2,876	557,663,626	56.89	193,903	7.368	80.48	603	26.63	0.01
2 Year IO/6 Month LIBOR	508	137,839,306	14.06	271,337	7.220	82.53	645	22.32	0.00
3/27 ARM/6 Month LIBOR	134	27,286,701	2.78	203,632	6.940	80.77	634	29.08	0.00
3 Year IO/6 Month LIBOR	38	8,418,645	0.86	221,543	7.277	83.49	650	26.76	0.00
Fixed Rate	1,897	241,284,783	24.61	127,193	7.560	78.49	630	35.84	11.43
Total:	**5,473**	**980,253,859**	**100.00**	**179,107**	**7.365**	**80.30**	**618**	**28.27**	**2.82**

Distribution By Prepayment Penalty

Penalty (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
0	1,357	204,902,443	20.90	150,997	7.752	81.39	618	29.68	6.44
12	202	47,407,047	4.84	234,688	7.437	78.18	629	23.66	1.87
24	2,806	539,088,403	54.99	192,120	7.333	81.36	611	26.00	1.83
36	1,108	188,855,966	19.27	170,448	7.018	76.60	633	34.37	1.95
Total:	**5,473**	**980,253,859**	**100.00**	**179,107**	**7.365**	**80.30**	**618**	**28.27**	**2.82**


UBS
Investment
Bank

Description of the Total Collateral

Credit Grade

Credit Grade	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
AA	3,889	690,801,685	70.47	177,630	7.273	82.17	632	27.27	3.95
A-	419	74,440,695	7.59	177,663	7.572	76.06	574	30.12	0.00
A+	552	109,656,576	11.19	198,653	7.383	79.09	598	29.12	0.33
B	345	57,945,042	5.91	167,957	7.794	74.46	566	35.56	0.00
C	237	37,958,661	3.87	160,163	8.274	68.01	557	32.21	0.00
C-	11	1,690,401	0.17	153,673	9.281	60.73	545	24.46	0.00
FICO	20	7,760,799	0.79	388,040	5.258	78.87	718	14.70	0.00
Total:	**5,473**	**980,253,859**	**100.00**	**179,107**	**7.365**	**80.30**	**618**	**28.27**	**2.82**


UBS
Investment
Bank

Description of the Total Collateral

Distribution By Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
February 1, 2005	20	7,760,799	1.05	388,040	5.258	78.87	718	14.70	0.00
May 1, 2006	1	103,154	0.01	103,154	5.250	86.67	674	0.00	0.00
July 1, 2006	9	1,928,932	0.26	214,326	7.596	81.79	587	2.69	0.00
August 1, 2006	85	19,943,621	2.70	234,631	7.261	80.62	642	10.87	0.00
September 1, 2006	524	130,534,218	17.66	249,111	7.266	81.82	635	19.88	0.00
October 1, 2006	2,594	513,985,319	69.55	198,144	7.347	80.44	604	27.50	0.01
November 1, 2006	171	29,007,687	3.93	169,636	7.565	84.52	605	33.70	0.00
August 1, 2007	9	1,976,387	0.27	219,599	7.386	81.22	649	5.55	0.00
September 1, 2007	27	6,418,314	0.87	237,715	6.947	81.27	649	23.05	0.00
October 1, 2007	128	25,788,765	3.49	201,475	6.994	81.06	636	32.80	0.00
November 1, 2007	8	1,521,881	0.21	190,235	7.286	88.28	605	9.27	0.00
Total:	**3,576**	**738,969,076**	**100.00**	**206,647**	**7.302**	**80.89**	**614**	**25.80**	**0.01**

Distribution By Margin

Margin (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
less than 4.000	25	8,507,182	1.15	340,287	5.348	78.95	707	17.88	0.00
4.501 - 5.000	45	11,126,806	1.51	247,262	7.231	84.03	631	10.53	0.00
5.001 - 5.500	1,568	306,621,866	41.49	195,550	7.000	82.09	608	45.74	0.00
5.501 - 6.000	1,567	346,164,006	46.84	220,909	7.485	81.41	626	7.58	0.01
6.001 - 6.500	206	39,267,304	5.31	190,618	7.851	75.11	561	30.83	0.00
6.501 - 7.000	165	27,281,912	3.69	165,345	8.210	68.36	557	34.29	0.00
Total:	**3,576**	**738,969,076**	**100.00**	**206,647**	**7.302**	**80.89**	**614**	**25.80**	**0.01**


UBS
Investment
Bank

Description of the Total Collateral

Distribution By Life Minimum Rate

Life Minimum Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
4.001 - 4.500	2	799,044	0.11	399,522	4.701	78.76	744	0.00	0.00
4.501 - 5.000	15	5,173,249	0.70	344,883	5.096	76.41	707	18.43	0.00
5.001 - 5.500	77	21,004,175	2.84	272,781	5.371	76.49	648	49.56	0.00
5.501 - 6.000	195	50,426,311	6.82	258,596	5.828	78.17	639	41.15	0.00
6.001 - 6.500	307	73,985,359	10.01	240,995	6.316	78.21	625	35.85	0.00
6.501 - 7.000	673	155,762,938	21.08	231,446	6.800	80.92	633	28.89	0.00
7.001 - 7.500	670	146,627,933	19.84	218,848	7.302	82.03	621	23.15	0.00
7.501 - 8.000	693	133,059,216	18.01	192,005	7.774	82.38	603	19.23	0.00
8.001 - 8.500	392	69,749,179	9.44	177,932	8.293	82.19	585	18.71	0.00
8.501 - 9.000	320	49,000,228	6.63	153,126	8.741	82.64	573	20.48	0.00
9.001 - 9.500	129	18,400,956	2.49	142,643	9.256	80.28	556	19.51	0.00
9.501 - 10.000	61	9,378,567	1.27	153,747	9.794	76.69	552	5.79	0.00
10.001 - 10.500	26	3,941,163	0.53	151,583	10.240	72.62	529	4.75	1.14
10.501 - 11.000	11	1,215,201	0.16	110,473	10.669	74.39	531	0.00	0.00
11.001 - 11.500	4	395,201	0.05	98,800	11.267	69.84	534	0.00	0.00
12.001 - 12.500	1	50,357	0.01	50,357	12.075	70.00	540	100.00	0.00
Total:	**3,576**	**738,969,076**	**100.00**	**206,647**	**7.302**	**80.89**	**614**	**25.80**	**0.01**

Description of the Total Collateral

Distribution By Life Maximum Rate

Life Maximum Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
11.501 - 12.000	27	9,391,945	1.27	347,850	5.226	78.14	706	23.73	0.00
12.001 - 12.500	69	17,964,984	2.43	260,362	5.352	75.78	639	51.59	0.00
12.501 - 13.000	195	50,384,873	6.82	258,384	5.829	78.17	639	40.92	0.00
13.001 - 13.500	307	73,894,490	10.00	240,699	6.319	78.21	625	35.89	0.00
13.501 - 14.000	675	155,964,320	21.11	231,058	6.802	80.91	633	28.86	0.00
14.001 - 14.500	670	146,610,471	19.84	218,822	7.302	82.03	620	23.16	0.00
14.501 - 15.000	693	133,377,978	18.05	192,465	7.780	82.40	603	19.19	0.00
15.001 - 15.500	393	69,838,048	9.45	177,705	8.295	82.22	585	18.90	0.00
15.501 - 16.000	316	48,310,587	6.54	152,882	8.739	82.64	573	20.77	0.00
16.001 - 16.500	128	18,250,892	2.47	142,585	9.256	80.20	556	18.85	0.00
16.501 - 17.000	61	9,378,567	1.27	153,747	9.794	76.69	552	5.79	0.00
17.001 - 17.500	26	3,941,163	0.53	151,583	10.240	72.62	529	4.75	1.14
17.501 - 18.000	11	1,215,201	0.16	110,473	10.689	74.39	531	0.00	0.00
18.001 - 18.500	4	395,201	0.05	98,800	11.267	69.84	534	0.00	0.00
19.001 - 19.500	1	50,357	0.01	50,357	12.075	70.00	540	100.00	0.00
Total:	**3,576**	**738,969,076**	**100.00**	**206,647**	**7.302**	**80.89**	**614**	**25.80**	**0.01**


UBS Investment Bank

Description of the Total Collateral

Distribution By Initial Cap

Initial Cap (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
1.000	12	1,824,119	0.25	152,010	7.929	80.77	593	15.57	0.00
1.500	3,543	729,307,882	98.69	205,845	7.322	80.91	612	25.94	0.01
3.000	21	7,837,075	1.06	373,194	5.281	78.93	717	14.56	0.00
Total:	**3,576**	**738,969,076**	**100.00**	**206,647**	**7.302**	**80.89**	**614**	**25.80**	**0.01**

Distribution By Periodic Cap

Periodic Cap (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
1.000	13	1,900,395	0.26	146,184	7.916	80.94	594	14.95	0.00
1.500	3,543	729,307,882	98.69	205,845	7.322	80.91	612	25.94	0.01
3.000	20	7,760,799	1.05	388,040	5.258	78.87	718	14.70	0.00
Total:	**3,576**	**738,969,076**	**100.00**	**206,647**	**7.302**	**80.89**	**614**	**25.80**	**0.01**


UBS Investment Bank

Description of the Group I Collateral

Collateral Summary

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on their January 1, 2005 scheduled balances respectively (except for FICO which is based at origination.)

	Summary Statistics	Range (if applicable)		
Number of Mortgage Loans:	3,360			
Aggregate Current Principal Balance:	$567,958,335			
Average Current Principal Balance:	$169,035	$19,834	-	$593,842
Aggregate Original Principal Balance:	$569,328,049			
Average Original Principal Balance:	$169,443	$19,900	-	$595,000
Fully Amortizing Mortgage Loans:	100.00%			
Interest Only Loans:	10.00%			
1st Lien:	98.07%			
Wtd. Avg. Gross Coupon:	7.377%	4.625%	-	12.950%
Wtd. Avg. Original Term (months):	355	120	-	360
Wtd. Avg. Remaining Term (months):	352	115	-	358
Margin (ARM Loans Only):	5.567%	1.000%	-	7.000%
Maximum Interest Rate (ARM Loans Only):	14.365%	11.990%	-	19.075%
Minimum Interest Rate (ARM Loans Only):	7.368%	4.030%	-	12.075%
Wtd. Avg. Original LTV (1):	79.22%	18.59%	-	100.00%
Wtd. Avg. Borrower FICO:	614	500	-	816

Geographic Distribution (Top 5):	CA	36.52%
	FL	7.12%
	NY	5.77%
	TX	4.51%
	MA	3.98%

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.


UBS
Investment
Bank

Description of the Group I Collateral

Distribution By Current Principal Balance

Current Principal Balance ($)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
50,000 or less	240	8,552,451	1.51	35,635	10.523	91.12	606	58.12	75.18
50,001 - 100,000	670	49,268,714	8.67	73,535	8.295	79.71	595	35.31	9.24
100,001 - 150,000	715	89,951,320	15.84	125,806	7.532	78.87	607	35.66	0.00
150,001 - 200,000	581	100,807,205	17.75	173,506	7.409	77.52	605	26.15	0.00
200,001 - 250,000	433	97,504,499	17.17	225,184	7.262	78.44	614	25.16	0.00
250,001 - 300,000	380	104,402,226	18.38	274,743	7.061	79.21	620	23.99	0.00
300,001 - 350,000	249	80,845,260	14.23	324,680	7.028	79.99	623	23.28	0.00
350,001 - 400,000	58	21,285,789	3.75	366,996	6.832	80.18	642	23.68	0.00
400,001 - 450,000	23	9,919,109	1.75	431,266	7.153	84.48	673	8.17	0.00
450,001 - 500,000	9	4,316,306	0.76	479,590	6.713	82.75	660	11.50	0.00
500,001 - 550,000	1	511,615	0.09	511,615	6.550	85.50	688	0.00	0.00
550,001 - 600,000	1	593,842	0.10	593,842	8.200	85.00	622	0.00	0.00
Total:	**3,360**	**567,958,335**	**100.00**	**169,035**	**7.377**	**79.22**	**614**	**27.39**	**1.93**


UBS
Investment
Bank

Description of the Group I Collateral

Distribution By Gross Coupon

Gross Coupon (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan %	2nd Lien
4.501 - 5.000	4	1,004,361	0.18	251,090	4.849	76.69	696	44.74	0.00
5.001 - 5.500	51	12,006,064	2.11	235,413	5.365	74.24	648	52.65	0.00
5.501 - 6.000	203	46,360,193	8.16	228,375	5.875	73.79	641	40.25	0.00
6.001 - 6.500	329	69,842,187	12.30	212,286	6.333	75.27	633	33.67	0.00
6.501 - 7.000	572	113,382,440	19.96	198,221	6.791	78.76	637	28.23	0.00
7.001 - 7.500	544	101,899,375	17.94	187,315	7.296	80.87	624	23.67	0.00
7.501 - 8.000	541	92,156,685	16.23	170,345	7.777	80.89	600	20.78	0.04
8.001 - 8.500	326	52,843,188	9.30	162,096	8.281	80.75	582	20.04	0.07
8.501 - 9.000	298	40,912,446	7.20	137,290	8.748	81.06	571	23.16	0.00
9.001 - 9.500	111	13,926,171	2.45	125,461	9.252	80.36	557	26.33	1.35
9.501 - 10.000	114	8,805,643	1.55	77,242	9.778	78.59	555	20.30	18.10
10.001 - 10.500	44	4,309,659	0.76	97,947	10.271	78.26	558	10.51	19.46
10.501 - 11.000	42	2,663,117	0.47	63,408	10.749	86.80	591	18.96	47.15
11.001 - 11.500	44	2,216,539	0.39	50,376	11.276	91.66	611	25.27	71.91
11.501 - 12.000	76	3,171,970	0.56	41,736	11.773	98.90	597	74.94	95.75
12.001 - 12.500	49	2,001,719	0.35	40,851	12.211	99.06	595	78.38	97.48
12.501 - 13.000	12	456,580	0.08	38,048	12.733	99.99	608	73.68	100.00
Total:	**3,360**	**567,958,335**	**100.00**	**169,035**	**7.377**	**79.22**	**614**	**27.39**	**1.93**



Description of the Group I Collateral

Distribution By FICO

FICO	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
500 - 519	194	27,132,304	4.78	139,857	8.616	72.59	510	32.09	0.00
520 - 539	296	47,153,197	8.30	159,301	8.279	75.53	531	26.29	0.00
540 - 559	336	55,656,607	9.80	165,645	7.822	75.94	550	31.29	0.00
560 - 579	281	48,007,382	8.45	170,845	7.459	77.22	569	31.82	0.04
580 - 599	446	58,418,546	10.29	130,983	7.580	79.38	589	39.14	9.31
600 - 619	344	55,411,024	9.76	161,079	7.031	78.82	609	35.84	2.09
620 - 639	397	70,600,637	12.43	177,835	7.020	80.25	631	29.65	1.34
640 - 659	410	75,225,384	13.24	183,477	7.110	81.61	649	22.88	1.38
660 - 679	271	54,203,608	9.54	200,013	7.033	81.92	668	18.11	2.04
680 - 699	160	30,621,756	5.39	191,386	6.947	81.62	689	13.41	2.12
700 - 719	91	18,241,891	3.21	200,460	6.822	82.23	709	23.20	1.42
720 - 739	52	10,617,505	1.87	204,183	6.903	83.34	729	9.05	0.66
740 - 759	44	9,619,488	1.69	218,625	6.982	83.23	750	11.18	1.51
760 - 779	29	5,226,838	0.92	180,236	7.187	84.25	768	5.48	3.00
780 - 799	7	1,608,352	0.28	229,765	7.138	85.68	786	12.37	0.00
800 - 819	2	213,813	0.04	106,907	7.766	84.84	813	100.00	0.00
Total:	**3,360**	**567,958,335**	**100.00**	**169,035**	**7.377**	**79.22**	**614**	**27.39**	**1.93**

Distribution By Lien Status

Lien Status	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
First Lien	3,086	556,974,967	98.07	180,484	7.301	78.81	614	26.71	0.00
Second Lien	274	10,983,368	1.93	40,085	11.257	99.94	623	61.73	100.00
Total:	**3,360**	**567,958,335**	**100.00**	**169,035**	**7.377**	**79.22**	**614**	**27.39**	**1.93**


UBS Investment Bank

Description of the Group I Collateral

Distribution By Original LTV (1)

Original LTV (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
50.00 or less	115	15,275,148	2.69	132,827	7.053	41.87	601	25.97	0.00
50.01 - 55.00	59	9,278,699	1.63	157,266	7.323	52.91	587	16.80	0.00
55.01 - 60.00	95	16,776,797	2.95	176,598	7.017	57.97	593	18.84	0.00
60.01 - 65.00	153	28,156,193	4.96	184,027	7.049	63.32	592	22.34	0.00
65.01 - 70.00	217	37,937,703	6.68	174,828	7.379	68.58	589	24.70	0.00
70.01 - 75.00	313	57,413,155	10.11	183,429	7.357	73.84	586	21.69	0.00
75.01 - 80.00	966	176,002,335	30.99	182,197	7.109	79.65	626	30.21	0.00
80.01 - 85.00	453	85,284,135	15.02	188,265	7.467	84.53	594	28.16	0.00
85.01 - 90.00	515	96,478,679	16.99	187,337	7.430	89.67	638	23.92	0.00
90.01 - 95.00	156	27,851,462	4.90	178,535	7.714	94.81	651	33.49	0.19
95.01 -100.00	318	17,504,029	3.08	55,044	10.062	99.95	643	52.33	62.44
Total:	**3,360**	**567,958,335**	**100.00**	**169,035**	**7.377**	**79.22**	**614**	**27.39**	**1.93**

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

Distribution By Documentation

Documentation	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Alternate (Full Documentation-1 yr W2)	824	130,762,050	23.02	158,692	7.149	77.32	595	0.00	0.91
Stated Documentation	1,350	262,605,228	46.24	194,522	7.588	79.32	632	0.00	1.07
Limited Documentation	112	19,037,963	3.35	169,982	7.237	80.76	613	0.00	0.99
Full Documentation-2 yr W2/Tax Returns	1,074	155,553,093	27.39	144,835	7.231	80.47	602	100.00	4.36
Total:	**3,360**	**567,958,335**	**100.00**	**169,035**	**7.377**	**79.22**	**614**	**27.39**	**1.93**


UBS
Investment
Bank

Description of the Group I Collateral

Distribution By Loan Purpose

Loan Purpose	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Cash Out Refinance	2,041	360,979,930	63.56	176,864	7.310	76.39	598	28.48	0.48
Purchase	1,147	182,288,498	32.10	158,926	7.519	84.59	648	24.14	5.07
Rate & Term Refinance	172	24,689,908	4.35	143,546	7.316	80.96	608	35.37	0.09
Total:	**3,360**	**567,958,335**	**100.00**	**169,035**	**7.377**	**79.22**	**614**	**27.39**	**1.93**

Distribution By Property Type

Property Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Single Family	2,510	401,652,028	70.72	160,021	7.390	78.74	608	28.99	2.03
2-4 Unit	276	70,507,741	12.41	255,463	7.244	80.12	640	18.98	0.43
Pud-Detached	300	51,530,835	9.07	171,769	7.428	81.13	616	30.05	2.72
Condo	229	36,676,122	6.46	160,158	7.430	80.02	633	23.96	2.58
Pud-Attached	45	7,591,609	1.34	168,702	7.318	79.33	617	19.02	2.09
Total:	**3,360**	**567,958,335**	**100.00**	**169,035**	**7.377**	**79.22**	**614**	**27.39**	**1.93**

Distribution By Occupancy Status

Occupancy Status	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Primary	3,096	520,920,328	91.72	168,256	7.355	78.89	610	28.58	2.11
Investor	238	42,339,648	7.45	177,898	7.612	83.27	663	15.47	0.00
Second Home	26	4,698,359	0.83	180,706	7.754	79.79	627	3.16	0.00
Total:	**3,360**	**567,958,335**	**100.00**	**169,035**	**7.377**	**79.22**	**614**	**27.39**	**1.93**



Description of the Group I Collateral

Distribution By State

State	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Southern California	652	146,679,065	25.83	224,968	6.989	75.32	622	20.61	0.97
Northern California	277	60,712,530	10.69	219,179	7.182	78.40	619	27.02	2.08
Florida	289	40,426,466	7.12	139,884	7.725	81.44	602	22.90	1.32
New York	135	32,771,996	5.77	242,756	7.061	75.40	611	30.94	0.64
Texas	291	25,616,679	4.51	88,030	8.101	79.41	588	32.63	4.00
Massachusetts	90	22,590,896	3.98	251,010	7.323	80.43	621	26.82	0.44
New Jersey	98	20,536,561	3.62	209,557	7.305	77.17	616	18.35	0.96
Nevada	104	19,620,425	3.45	188,658	7.391	80.28	625	16.20	2.06
Illinois	107	17,751,415	3.13	165,901	7.465	82.45	616	42.85	1.39
Maryland	76	14,973,555	2.64	197,020	7.273	79.27	610	28.18	1.66
Other	1,241	166,278,748	29.28	133,988	7.672	82.77	612	33.87	3.21
Total:	**3,360**	**567,958,335**	**100.00**	**169,035**	**7.377**	**79.22**	**614**	**27.39**	**1.93**

Distribution By Zip Code

Zip Code	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
90047	13	3,258,819	0.57	250,678	7.224	77.53	627	15.56	0.00
90805	9	2,467,529	0.43	274,170	7.456	80.51	611	43.98	0.00
93550	11	2,015,644	0.35	183,240	7.084	80.49	584	40.60	2.23
94509	7	1,997,379	0.35	285,340	7.292	78.78	612	17.64	0.00
92555	6	1,890,549	0.33	315,092	6.633	83.41	626	17.71	0.00
22193	7	1,789,034	0.31	255,576	6.971	81.79	606	0.00	0.00
91706	7	1,761,831	0.31	251,690	6.970	78.85	620	24.30	0.00
92336	6	1,701,811	0.30	283,635	6.840	78.38	669	15.53	0.00
91730	7	1,645,746	0.29	235,107	7.188	71.10	577	15.71	0.00
90280	6	1,604,638	0.28	267,440	6.921	84.04	625	16.40	0.00
Other	3,281	547,825,356	96.46	166,969	7.388	79.21	614	27.61	2.00
Total:	**3,360**	**567,958,335**	**100.00**	**169,035**	**7.377**	**79.22**	**614**	**27.39**	**1.93**


UBS Investment Bank

Description of the Group I Collateral

Distribution By Remaining Months To Maturity

Remaining Months to Maturity	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
180 or less	82	7,499,353	1.32	91,456	7.471	67.72	613	21.65	4.53
181 - 240	240	12,048,728	2.12	50,203	9.415	86.97	614	51.65	54.23
241 - 300	11	2,216,924	0.39	201,539	5.430	79.09	715	22.18	0.00
301 - 360	3,027	546,193,331	96.17	180,440	7.339	79.21	614	26.95	0.75
Total:	**3,360**	**567,958,335**	**100.00**	**169,035**	**7.377**	**79.22**	**614**	**27.39**	**1.93**

Distribution By Product Type

Product Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
10 Year IO/1 Month LIBOR	8	1,920,034	0.34	240,004	5.200	79.32	728	19.76	0.00
2/28 ARM/6 Month LIBOR	1,941	351,848,927	61.95	181,272	7.415	79.92	600	26.90	0.00
2 Year IO/6 Month LIBOR	200	50,072,091	8.82	250,360	7.275	82.12	673	8.90	0.00
3/27 ARM/6 Month LIBOR	91	17,321,882	3.05	190,350	7.022	80.07	635	27.13	0.00
3 Year IO/6 Month LIBOR	23	4,789,207	0.84	208,226	7.095	83.45	658	29.90	0.00
Fixed Rate	1,097	142,006,194	25.00	129,450	7.403	76.21	624	35.17	7.73
Total:	**3,360**	**567,958,335**	**100.00**	**169,035**	**7.377**	**79.22**	**614**	**27.39**	**1.93**

Distribution By Prepayment Penalty

Penalty (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
0	872	121,995,972	21.48	139,904	7.764	80.09	610	29.43	4.77
12	121	26,113,621	4.60	215,815	7.341	76.63	625	23.22	1.17
24	1,680	305,400,398	53.77	181,786	7.366	80.59	610	24.82	1.20
36	687	114,448,344	20.15	166,591	7.004	75.24	629	33.01	1.06
Total:	**3,360**	**567,958,335**	**100.00**	**169,035**	**7.377**	**79.22**	**614**	**27.39**	**1.93**



Description of the Group I Collateral

Credit Grade

Credit Grade	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
AA	2,347	396,482,365	69.81	168,932	7.229	81.14	631	26.02	2.74
A-	255	41,622,722	7.33	163,226	7.640	74.98	570	30.29	0.00
A+	329	59,683,703	10.51	181,409	7.429	78.59	594	28.73	0.20
B	227	37,419,311	6.59	164,843	7.889	73.81	561	33.34	0.00
C	185	29,489,223	5.19	159,401	8.302	68.35	557	32.06	0.00
C-	9	1,340,978	0.24	148,998	9.317	61.98	541	23.39	0.00
FICO	8	1,920,034	0.34	240,004	5.200	79.32	728	19.76	0.00
Total:	**3,360**	**567,958,335**	**100.00**	**169,035**	**7.377**	**79.22**	**614**	**27.39**	**1.93**



Description of the Group I Collateral

Distribution By Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
February 1, 2005	8	1,920,034	0.45	240,004	5.200	79.32	728	19.76	0.00
May 1, 2006	1	103,154	0.02	103,154	5.250	86.67	674	0.00	0.00
July 1, 2006	4	665,356	0.16	166,339	7.874	77.18	534	0.00	0.00
August 1, 2006	53	10,756,125	2.53	202,946	7.327	81.56	659	7.98	0.00
September 1, 2006	301	64,555,498	15.16	214,470	7.311	81.81	639	19.05	0.00
October 1, 2006	1,673	306,605,865	71.98	183,267	7.407	79.56	602	26.22	0.00
November 1, 2006	109	19,235,020	4.52	176,468	7.566	84.33	605	28.78	0.00
August 1, 2007	5	807,141	0.19	161,428	7.489	78.32	648	0.00	0.00
September 1, 2007	15	2,909,205	0.68	193,947	7.014	79.64	646	30.45	0.00
October 1, 2007	90	17,954,668	4.22	199,496	7.015	80.99	638	28.43	0.00
November 1, 2007	4	440,076	0.10	110,019	7.328	85.02	632	32.07	0.00
Total:	**2,263**	**425,952,141**	**100.00**	**188,225**	**7.369**	**80.23**	**611**	**24.79**	**0.00**

Distribution By Margin

Margin (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
less than 4.000	11	2,286,683	0.54	207,880	5.338	79.35	707	16.59	0.00
4.501 - 5.000	25	5,152,005	1.21	206,080	7.558	82.73	638	7.27	0.00
5.001 - 5.500	972	172,944,033	40.60	177,926	7.026	81.77	607	44.59	0.00
5.501 - 6.000	998	201,077,053	47.21	201,480	7.516	80.80	626	7.23	0.00
6.001 - 6.500	135	23,974,158	5.63	177,586	8.016	74.60	555	28.48	0.00
6.501 - 7.000	122	20,518,209	4.82	168,182	8.236	67.63	555	31.02	0.00
Total:	**2,263**	**425,952,141**	**100.00**	**188,225**	**7.369**	**80.23**	**611**	**24.79**	**0.00**



Description of the Group I Collateral

Distribution By Life Minimum Rate

Life Minimum Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
4.001 - 4.500	1	311,847	0.07	311,847	4.625	80.00	738	0.00	0.00
4.501 - 5.000	5	1,159,546	0.27	231,909	5.090	79.90	701	38.75	0.00
5.001 - 5.500	49	11,658,962	2.74	237,938	5.374	74.02	646	54.22	0.00
5.501 - 6.000	126	28,863,855	6.78	229,078	5.813	77.19	634	41.88	0.00
6.001 - 6.500	193	41,778,476	9.81	216,469	6.324	77.89	626	31.73	0.00
6.501 - 7.000	397	80,532,835	18.91	202,853	6.795	80.45	638	26.93	0.00
7.001 - 7.500	423	83,280,799	19.55	196,881	7.300	81.92	626	21.10	0.00
7.501 - 8.000	434	78,528,549	18.44	180,941	7.779	81.47	599	19.64	0.00
8.001 - 8.500	258	44,314,579	10.40	171,762	8.282	80.72	581	18.63	0.00
8.501 - 9.000	226	34,520,487	8.10	152,746	8.728	81.83	573	20.85	0.00
9.001 - 9.500	81	11,436,270	2.68	141,189	9.249	80.13	551	24.38	0.00
9.501 - 10.000	38	5,215,467	1.22	137,249	9.790	72.65	531	6.44	0.00
10.001 - 10.500	18	2,812,995	0.66	156,278	10.251	71.23	525	6.66	0.00
10.501 - 11.000	9	1,091,919	0.26	121,324	10.691	75.29	532	0.00	0.00
11.001 - 11.500	4	395,201	0.09	98,800	11.267	69.84	534	0.00	0.00
12.001 - 12.500	1	50,357	0.01	50,357	12.075	70.00	540	100.00	0.00
Total:	**2,263**	**425,952,141**	**100.00**	**188,225**	**7.369**	**80.23**	**611**	**24.79**	**0.00**



Description of the Group I Collateral

Distribution By Life Maximum Rate

Life Maximum Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
11.501 - 12.000	10	2,369,398	0.56	236,940	5.160	78.04	712	34.98	0.00
12.001 - 12.500	46	11,007,421	2.58	239,292	5.384	74.08	640	53.98	0.00
12.501 - 13.000	127	28,956,414	6.80	228,003	5.816	77.21	634	41.75	0.00
13.001 - 13.500	193	41,687,606	9.79	215,998	6.330	77.88	626	31.79	0.00
13.501 - 14.000	397	80,540,037	18.91	202,872	6.796	80.41	638	26.92	0.00
14.001 - 14.500	423	83,263,336	19.55	196,840	7.301	81.92	625	21.10	0.00
14.501 - 15.000	436	79,041,489	18.56	181,288	7.788	81.52	598	19.52	0.00
15.001 - 15.500	259	44,403,448	10.42	171,442	8.285	80.77	581	18.93	0.00
15.501 - 16.000	222	33,830,845	7.94	152,391	8.725	81.81	573	21.28	0.00
16.001 - 16.500	80	11,286,207	2.65	141,078	9.250	79.99	551	23.38	0.00
16.501 - 17.000	38	5,215,467	1.22	137,249	9.790	72.65	531	6.44	0.00
17.001 - 17.500	18	2,812,995	0.66	156,278	10.251	71.23	525	6.66	0.00
17.501 - 18.000	9	1,091,919	0.26	121,324	10.691	75.29	532	0.00	0.00
18.001 - 18.500	4	395,201	0.09	98,800	11.267	69.84	534	0.00	0.00
19.001 - 19.500	1	50,357	0.01	50,357	12.075	70.00	540	100.00	0.00
Total:	**2,263**	**425,952,141**	**100.00**	**188,225**	**7.369**	**80.23**	**611**	**24.79**	**0.00**



Description of the Group I Collateral

Distribution By Initial Cap

Initial Cap (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
1.000	10	1,572,219	0.37	157,222	8.099	80.51	598	9.54	0.00
1.500	2,245	422,459,889	99.18	188,178	7.376	80.23	611	24.87	0.00
3.000	8	1,920,034	0.45	240,004	5.200	79.32	728	19.76	0.00
Total:	**2,263**	**425,952,141**	**100.00**	**188,225**	**7.369**	**80.23**	**611**	**24.79**	**0.00**

Distribution By Periodic Cap

Periodic Cap (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
1.000	10	1,572,219	0.37	157,222	8.099	80.51	598	9.54	0.00
1.500	2,245	422,459,889	99.18	188,178	7.376	80.23	611	24.87	0.00
3.000	8	1,920,034	0.45	240,004	5.200	79.32	728	19.76	0.00
Total:	**2,263**	**425,952,141**	**100.00**	**188,225**	**7.369**	**80.23**	**611**	**24.79**	**0.00**



Description of the Group II Collateral

Collateral Summary

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on their January 1, 2005 scheduled balances respectively (except for FICO which is based at origination.)

	Summary Statistics	Range (if applicable)		
Number of Mortgage Loans:	2,113			
Aggregate Current Principal Balance:	$412,295,524			
Average Current Principal Balance:	$195,123	$19,832	-	$998,184
Aggregate Original Principal Balance:	$413,154,305			
Average Original Principal Balance:	$195,530	$20,000	-	$1,000,000
Fully Amortizing Mortgage Loans:	100.00%			
Interest Only Loans:	23.58%			
1st Lien:	95.96%			
Wtd. Avg. Gross Coupon:	7.348%	4.750%	-	13.200%
Wtd. Avg. Original Term (months):	355	180	-	360
Wtd. Avg. Remaining Term (months):	351	175	-	358
Margin (ARM Loans Only):	5.491%	1.000%	-	7.000%
Maximum Interest Rate (ARM Loans Only):	14.204%	11.990%	-	17.700%
Minimum Interest Rate (ARM Loans Only):	7.203%	4.410%	-	10.700%
Wtd. Avg. Original LTV (1):	81.78%	15.00%	-	100.00%
Wtd. Avg. Borrower FICO:	622	500	-	799

Geographic Distribution (Top 5):	CA	44.40%
	FL	5.96%
	NY	4.98%
	WA	3.80%
	TX	3.18%

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.


UBS Investment Bank

Description of the Group II Collateral

Distribution By Current Principal Balance

Current Principal Balance ($)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
50,000 or less	246	7,700,651	1.87	31,303	11.183	97.74	617	60.44	92.23
50,001 - 100,000	525	40,357,252	9.79	76,871	8.622	83.98	609	34.36	20.16
100,001 - 150,000	340	41,549,939	10.08	122,206	7.636	80.81	606	40.44	3.37
150,001 - 200,000	230	40,246,862	9.76	174,986	7.384	80.41	608	39.36	0.00
200,001 - 250,000	146	32,823,412	7.96	224,818	7.192	80.91	607	35.71	0.00
250,001 - 300,000	127	34,851,943	8.45	274,425	7.179	81.05	620	28.99	0.00
300,001 - 350,000	72	23,292,136	5.65	323,502	7.210	84.44	611	26.49	0.00
350,001 - 400,000	159	60,114,911	14.58	378,081	7.098	82.28	636	16.71	0.00
400,001 - 450,000	103	43,852,347	10.64	425,751	6.972	81.13	625	26.18	0.00
450,001 - 500,000	95	45,465,154	11.03	478,581	6.922	80.94	633	17.93	0.00
500,001 - 550,000	26	13,805,982	3.35	530,999	6.722	82.08	670	30.52	0.00
550,001 - 600,000	23	13,214,772	3.21	574,555	6.505	79.36	626	26.08	0.00
600,001 - 650,000	11	6,998,399	1.70	636,218	6.646	82.53	642	36.06	0.00
650,001 - 700,000	1	696,413	0.17	696,413	5.900	82.35	672	0.00	0.00
700,001 - 750,000	5	3,686,749	0.89	737,350	7.106	75.44	655	19.77	0.00
800,001 - 850,000	2	1,680,416	0.41	840,208	6.524	67.49	617	50.14	0.00
950,001 - 1,000,000	2	1,958,184	0.47	979,092	6.789	72.11	673	49.03	0.00
Total:	**2,113**	**412,295,524**	**100.00**	**195,123**	**7.348**	**81.78**	**622**	**29.48**	**4.04**


UBS
Investment
Bank

Description of the Group II Collateral

Distribution By Gross Coupon

Gross Coupon (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
4.501 - 5.000	7	2,588,982	0.63	369,855	4.899	71.99	712	19.47	0.00
5.001 - 5.500	30	10,131,131	2.46	337,704	5.306	79.81	659	40.35	0.00
5.501 - 6.000	113	36,352,398	8.82	321,703	5.899	78.14	656	42.42	0.07
6.001 - 6.500	182	49,678,384	12.05	272,958	6.313	77.37	633	40.39	0.00
6.501 - 7.000	352	90,873,344	22.04	258,163	6.805	80.74	631	30.52	0.00
7.001 - 7.500	314	75,112,962	18.22	239,213	7.302	82.08	616	27.45	0.00
7.501 - 8.000	331	65,310,099	15.84	197,311	7.766	82.77	612	20.13	0.06
8.001 - 8.500	179	30,583,100	7.42	170,855	8.306	84.11	592	21.83	0.19
8.501 - 9.000	140	19,408,339	4.71	138,631	8.768	84.40	584	22.56	0.54
9.001 - 9.500	75	9,457,665	2.29	126,102	9.268	82.01	580	17.15	6.10
9.501 - 10.000	58	6,352,809	1.54	109,531	9.814	85.52	593	16.53	18.13
10.001 - 10.500	37	2,510,411	0.61	67,849	10.272	87.12	604	11.03	46.29
10.501 - 11.000	49	2,706,893	0.66	55,243	10.830	97.25	661	18.85	91.48
11.001 - 11.500	79	4,263,553	1.03	53,969	11.266	99.64	655	25.37	98.72
11.501 - 12.000	86	3,923,182	0.95	45,618	11.748	99.27	614	61.64	96.68
12.001 - 12.500	61	2,289,302	0.56	37,530	12.248	99.82	600	62.92	100.00
12.501 - 13.000	17	544,497	0.13	32,029	12.698	99.98	597	57.08	100.00
13.001 - 13.500	3	208,470	0.05	69,490	13.141	100.00	593	100.00	100.00
Total:	**2,113**	**412,295,524**	**100.00**	**195,123**	**7.348**	**81.78**	**622**	**29.48**	**4.04**


UBS
Investment
Bank

Description of the Group II Collateral

Distribution By FICO

FICO	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
500 - 519	77	10,768,729	2.61	139,854	8.587	74.68	509	31.13	0.00
520 - 539	120	23,234,833	5.64	193,624	7.962	75.70	530	31.76	0.00
540 - 559	144	25,567,075	6.20	177,549	7.878	77.60	550	32.00	0.00
560 - 579	154	30,075,632	7.29	195,296	7.631	79.29	569	30.02	0.00
580 - 599	400	57,764,340	14.01	144,411	7.534	82.57	590	54.11	9.09
600 - 619	291	58,573,036	14.21	201,282	7.166	82.88	609	35.48	2.51
620 - 639	276	56,599,689	13.73	205,071	7.238	82.44	629	25.22	2.16
640 - 659	233	52,739,719	12.79	226,351	7.101	83.68	648	21.63	3.92
660 - 679	141	26,447,702	6.41	187,572	7.230	84.24	670	17.98	8.84
680 - 699	122	28,574,185	6.93	234,215	7.107	82.89	689	10.87	7.88
700 - 719	66	19,372,464	4.70	293,522	6.841	82.28	708	22.93	2.46
720 - 739	39	10,334,855	2.51	264,996	6.626	83.93	727	17.21	6.02
740 - 759	32	7,839,449	1.90	244,983	7.075	82.90	748	12.72	7.53
760 - 779	14	3,809,275	0.92	272,091	6.925	84.90	769	19.32	6.74
780 - 799	4	594,540	0.14	148,635	8.564	84.02	785	12.67	15.78
Total:	**2,113**	**412,295,524**	**100.00**	**195,123**	**7.348**	**81.78**	**622**	**29.48**	**4.04**

Distribution By Lien Status

Lien Status	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
First Lien	1,762	395,658,784	95.96	224,551	7.184	81.02	621	28.86	0.00
Second Lien	351	16,636,741	4.04	47,398	11.254	99.91	645	44.24	100.00
Total:	**2,113**	**412,295,524**	**100.00**	**195,123**	**7.348**	**81.78**	**622**	**29.48**	**4.04**



Description of the Group II Collateral

Distribution By Original LTV (1)

Original LTV (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
50.00 or less	45	7,059,437	1.71	156,876	7.104	41.34	596	30.97	0.00
50.01 - 55.00	30	7,386,438	1.79	246,215	6.867	52.57	625	17.79	0.00
55.01 - 60.00	36	8,045,072	1.95	223,474	7.069	58.16	599	6.16	0.00
60.01 - 65.00	55	11,789,149	2.86	214,348	6.779	63.59	607	26.64	0.00
65.01 - 70.00	76	15,398,598	3.73	202,613	7.300	69.04	589	26.73	0.00
70.01 - 75.00	150	31,718,906	7.69	211,459	7.270	73.76	595	28.74	0.00
75.01 - 80.00	491	114,584,150	27.79	233,369	6.946	79.64	626	35.10	0.00
80.01 - 85.00	350	83,953,131	20.36	239,866	7.190	84.30	618	26.87	0.00
85.01 - 90.00	394	85,278,413	20.68	216,443	7.388	89.57	630	26.50	0.03
90.01 - 95.00	106	25,231,434	6.12	238,032	7.549	94.73	641	25.25	0.61
95.01 -100.00	380	21,850,797	5.30	57,502	10.483	99.97	650	43.20	75.32
Total:	**2,113**	**412,295,524**	**100.00**	**195,123**	**7.348**	**81.78**	**622**	**29.48**	**4.04**

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

Distribution By Documentation

Documentation	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Alternate (Full Documentation-1 yr W2)	409	75,253,089	18.25	183,993	7.112	80.69	605	0.00	2.37
Stated Documentation	831	191,125,158	46.36	229,994	7.565	81.66	638	0.00	3.78
Limited Documentation	106	24,366,888	5.91	229,876	7.111	83.13	621	0.00	1.06
Full Documentation-2 yr W2/Tax Returns	767	121,550,390	29.48	158,475	7.201	82.37	607	100.00	6.06
Total:	**2,113**	**412,295,524**	**100.00**	**195,123**	**7.348**	**81.78**	**622**	**29.48**	**4.04**


UBS Investment Bank

Description of the Group II Collateral

Distribution By Loan Purpose

Loan Purpose	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Cash Out Refinance	1,218	262,177,071	63.59	215,252	7.205	79.84	610	29.82	0.79
Purchase	801	135,549,848	32.88	169,226	7.636	85.54	644	27.55	10.68
Rate & Term Refinance	94	14,568,605	3.53	154,985	7.250	81.59	625	41.30	0.65
Total:	**2,113**	**412,295,524**	**100.00**	**195,123**	**7.348**	**81.78**	**622**	**29.48**	**4.04**

Distribution By Property Type

Property Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Single Family	1,599	309,448,697	75.06	193,526	7.323	81.66	620	30.12	3.85
Pud-Detached	219	47,266,037	11.46	215,827	7.417	81.77	613	33.46	4.67
2-4 Unit	132	29,499,028	7.15	223,477	7.398	81.71	648	20.57	3.46
Condo	114	17,983,526	4.36	157,750	7.532	82.63	623	25.79	5.78
Pud-Attached	48	7,994,737	1.94	166,557	7.308	84.80	629	22.70	5.66
Modular Home	1	103,500	0.03	103,500	7.700	90.00	582	0.00	0.00
Total:	**2,113**	**412,295,524**	**100.00**	**195,123**	**7.348**	**81.78**	**622**	**29.48**	**4.04**

Distribution By Occupancy Status

Occupancy Status	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Primary	1,959	381,097,519	92.43	194,537	7.328	81.84	618	30.90	4.37
Investor	141	27,283,087	6.62	193,497	7.594	81.47	668	13.96	0.00
Second Home	13	3,914,918	0.95	301,148	7.582	77.75	645	0.00	0.00
Total:	**2,113**	**412,295,524**	**100.00**	**195,123**	**7.348**	**81.78**	**622**	**29.48**	**4.04**


UBS Investment Bank

Description of the Group II Collateral

Distribution By State

State	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Southern California	375	112,727,134	27.34	300,606	7.025	80.47	628	22.80	3.65
Northern California	235	70,346,760	17.06	299,348	7.006	80.85	634	27.31	4.73
Florida	176	24,554,260	5.96	139,513	7.608	79.55	604	24.15	2.06
New York	69	20,532,580	4.98	297,574	7.141	81.47	641	25.82	1.41
Washington	74	15,677,685	3.80	211,861	7.256	83.51	610	36.72	2.11
Texas	125	13,098,654	3.18	104,789	7.960	80.51	595	27.63	3.05
New Jersey	49	12,560,634	3.05	256,339	7.308	79.27	620	23.58	2.05
Nevada	60	12,471,618	3.02	207,860	7.622	83.57	612	29.75	5.02
Massachusetts	40	10,336,557	2.51	258,414	7.517	80.47	636	11.25	1.21
Maryland	42	9,132,507	2.22	217,441	7.163	82.49	617	33.86	1.23
Other	868	110,857,136	26.89	127,716	7.790	84.30	614	40.68	5.91
Total:	**2,113**	**412,295,524**	**100.00**	**195,123**	**7.348**	**81.78**	**622**	**29.48**	**4.04**

Distribution By Zip Code

Zip Code	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
92336	7	2,459,597	0.60	351,371	6.959	83.74	636	15.26	0.00
91367	6	2,309,514	0.56	384,919	6.889	81.12	677	0.00	6.48
94531	6	2,210,848	0.54	368,475	7.234	83.95	610	19.12	3.79
95062	4	1,676,946	0.41	419,236	6.724	68.72	602	21.70	0.00
90620	4	1,563,356	0.38	390,839	6.311	80.36	656	0.00	0.00
94509	6	1,549,817	0.38	258,303	7.132	81.89	655	21.79	5.27
95357	3	1,490,528	0.36	496,843	6.264	84.12	644	63.03	0.00
92019	3	1,333,347	0.32	444,449	7.129	80.00	673	0.00	0.00
90066	3	1,327,250	0.32	442,417	7.402	85.63	643	0.00	0.00
95125	2	1,313,881	0.32	656,941	6.438	73.62	652	0.00	0.00
Other	2,069	395,060,440	95.82	190,943	7.369	81.83	621	30.15	4.13
Total:	**2,113**	**412,295,524**	**100.00**	**195,123**	**7.348**	**81.78**	**622**	**29.48**	**4.04**


UBS
Investment
Bank

Description of the Group II Collateral

Distribution By Remaining Months To Maturity

Remaining Months to Maturity	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
180 or less	40	3,550,207	0.86	88,755	8.104	71.68	593	28.06	9.29
181 - 240	259	10,573,154	2.56	40,823	10.156	93.22	615	60.56	69.74
241 - 300	13	5,951,812	1.44	457,832	5.345	78.83	711	12.80	0.00
301 - 360	1,801	392,220,350	95.13	217,779	7.296	81.61	621	28.91	2.28
Total:	**2,113**	**412,295,524**	**100.00**	**195,123**	**7.348**	**81.78**	**622**	**29.48**	**4.04**

Distribution By Product Type

Product Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
10 Year IO/1 Month LIBOR	12	5,840,765	1.42	486,730	5.277	78.72	714	13.04	0.00
2/28 ARM/6 Month LIBOR	935	205,814,698	49.92	220,123	7.289	81.42	607	26.18	0.02
2 Year IO/6 Month LIBOR	308	87,767,215	21.29	284,958	7.189	82.77	630	29.98	0.00
3/27 ARM/6 Month LIBOR	43	9,964,819	2.42	231,740	6.798	82.00	632	32.47	0.00
3 Year IO/6 Month LIBOR	15	3,629,438	0.88	241,963	7.518	83.54	640	22.63	0.00
Fixed Rate	800	99,278,590	24.08	124,098	7.784	81.75	639	36.79	16.71
Total:	**2,113**	**412,295,524**	**100.00**	**195,123**	**7.348**	**81.78**	**622**	**29.48**	**4.04**

Distribution By Prepayment Penalty

Penalty (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
0	485	82,906,471	20.11	170,941	7.734	83.31	630	30.05	8.89
12	81	21,293,426	5.16	262,882	7.554	80.07	634	24.18	2.73
24	1,126	233,688,006	56.68	207,538	7.291	82.37	613	27.54	2.66
36	421	74,407,622	18.05	176,740	7.039	78.69	638	36.45	3.33
Total:	**2,113**	**412,295,524**	**100.00**	**195,123**	**7.348**	**81.78**	**622**	**29.48**	**4.04**


UBS
Investment
Bank

Description of the Group II Collateral

Credit Grade

Credit Grade	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
AA	1,542	294,319,320	71.39	190,869	7.332	83.57	633	28.94	5.57
A-	164	32,817,973	7.96	200,110	7.485	77.42	580	29.91	0.00
A+	223	49,972,873	12.12	224,094	7.330	79.68	604	29.58	0.49
B	118	20,525,731	4.98	173,947	7.620	75.66	574	39.61	0.00
C	52	8,469,438	2.05	162,874	8.177	66.84	556	32.73	0.00
C-	2	349,423	0.08	174,712	9.143	55.95	560	28.57	0.00
FICO	12	5,840,765	1.42	486,730	5.277	78.72	714	13.04	0.00
Total:	**2,113**	**412,295,524**	**100.00**	**195,123**	**7.348**	**81.78**	**622**	**29.48**	**4.04**

Distribution By Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
February 1, 2005	12	5,840,765	1.87	486,730	5.277	78.72	714	13.04	0.00
July 1, 2006	5	1,263,576	0.40	252,715	7.450	84.22	615	4.10	0.00
August 1, 2006	32	9,187,496	2.94	287,109	7.183	79.52	623	14.26	0.00
September 1, 2006	223	65,978,720	21.08	295,869	7.223	81.84	630	20.69	0.00
October 1, 2006	921	207,379,454	66.25	225,168	7.258	81.76	609	29.39	0.02
November 1, 2006	62	9,772,667	3.12	157,624	7.563	84.90	605	43.37	0.00
August 1, 2007	4	1,169,245	0.37	292,311	7.315	83.23	649	9.37	0.00
September 1, 2007	12	3,509,109	1.12	292,426	6.890	82.62	652	16.92	0.00
October 1, 2007	38	7,834,097	2.50	206,160	6.948	81.20	629	42.81	0.00
November 1, 2007	4	1,081,805	0.35	270,451	7.268	89.60	594	0.00	0.00
Total:	**1,313**	**313,016,935**	**100.00**	**238,398**	**7.210**	**81.79**	**617**	**27.16**	**0.01**



Description of the Group II Collateral

Distribution By Margin

Margin (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
less than 4.000	14	6,220,499	1.99	444,321	5.352	78.80	706	18.35	0.00
4.501 - 5.000	20	5,974,801	1.91	298,740	6.950	85.14	625	13.35	0.00
5.001 - 5.500	596	133,677,832	42.71	224,292	6.966	82.51	609	47.23	0.00
5.501 - 6.000	569	145,086,953	46.35	254,986	7.443	82.26	627	8.05	0.03
6.001 - 6.500	71	15,293,146	4.89	215,396	7.592	75.90	571	34.50	0.00
6.501 - 7.000	43	6,763,703	2.16	157,295	8.130	70.59	565	44.20	0.00
Total:	**1,313**	**313,016,935**	**100.00**	**238,398**	**7.210**	**81.79**	**617**	**27.16**	**0.01**

Distribution By Life Minimum Rate

Life Minimum Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
4.001 - 4.500	1	487,197	0.16	487,197	4.750	77.96	748	0.00	0.00
4.501 - 5.000	10	4,013,703	1.28	401,370	5.098	75.40	709	12.56	0.00
5.001 - 5.500	28	9,345,213	2.99	333,758	5.368	79.58	652	43.75	0.00
5.501 - 6.000	69	21,562,455	6.89	312,499	5.848	79.48	645	40.17	0.00
6.001 - 6.500	114	32,206,883	10.29	282,517	6.304	78.64	623	41.20	0.00
6.501 - 7.000	276	75,230,103	24.03	272,573	6.805	81.43	628	31.00	0.00
7.001 - 7.500	247	63,347,135	20.24	256,466	7.304	82.17	614	25.86	0.00
7.501 - 8.000	259	54,530,668	17.42	210,543	7.768	83.69	610	18.64	0.00
8.001 - 8.500	134	25,434,599	8.13	189,810	8.311	84.76	591	18.84	0.00
8.501 - 9.000	94	14,479,741	4.63	154,040	8.774	84.57	573	19.59	0.00
9.001 - 9.500	48	6,964,685	2.23	145,098	9.266	80.53	563	11.50	0.00
9.501 - 10.000	23	4,163,101	1.33	181,004	9.800	81.75	577	4.97	0.00
10.001 - 10.500	8	1,128,168	0.36	141,021	10.213	76.06	537	0.00	3.98
10.501 - 11.000	2	123,282	0.04	61,641	10.676	66.39	518	0.00	0.00
Total:	**1,313**	**313,016,935**	**100.00**	**238,398**	**7.210**	**81.79**	**617**	**27.16**	**0.01**


UBS Investment Bank

Description of the Group II Collateral

Distribution By Life Maximum Rate

Life Maximum Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
11.501 - 12.000	17	7,022,547	2.24	413,091	5.248	78.18	704	19.93	0.00
12.001 - 12.500	23	6,957,563	2.22	302,503	5.301	78.47	637	47.82	0.00
12.501 - 13.000	68	21,428,459	6.85	315,124	5.847	79.48	646	39.79	0.00
13.001 - 13.500	114	32,206,883	10.29	282,517	6.304	78.64	623	41.20	0.00
13.501 - 14.000	278	75,424,283	24.10	271,310	6.808	81.44	628	30.92	0.00
14.001 - 14.500	247	63,347,135	20.24	256,466	7.304	82.17	614	25.86	0.00
14.501 - 15.000	257	54,336,488	17.36	211,426	7.768	83.68	610	18.71	0.00
15.001 - 15.500	134	25,434,599	8.13	189,810	8.311	84.76	591	18.84	0.00
15.501 - 16.000	94	14,479,741	4.63	154,040	8.774	84.57	573	19.59	0.00
16.001 - 16.500	48	6,964,685	2.23	145,098	9.266	80.53	563	11.50	0.00
16.501 - 17.000	23	4,163,101	1.33	181,004	9.800	81.75	577	4.97	0.00
17.001 - 17.500	8	1,128,168	0.36	141,021	10.213	76.06	537	0.00	3.98
17.501 - 18.000	2	123,282	0.04	61,641	10.676	66.39	518	0.00	0.00
Total:	**1,313**	**313,016,935**	**100.00**	**238,398**	**7.210**	**81.79**	**617**	**27.16**	**0.01**



Description of the Group II Collateral

Distribution By Initial Cap

Initial Cap (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
1.000	2	251,900	0.08	125,950	6.866	82.34	563	53.19	0.00
1.500	1,298	306,847,993	98.03	236,401	7.247	81.85	615	27.42	0.01
3.000	13	5,917,042	1.89	455,157	5.307	78.80	713	12.87	0.00
Total:	**1,313**	**313,016,935**	**100.00**	**238,398**	**7.210**	**81.79**	**617**	**27.16**	**0.01**

Distribution By Periodic Cap

Periodic Cap (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
1.000	3	328,176	0.10	109,392	7.042	82.96	573	40.83	0.00
1.500	1,298	306,847,993	98.03	236,401	7.247	81.85	615	27.42	0.01
3.000	12	5,840,765	1.87	486,730	5.277	78.72	714	13.04	0.00
Total:	**1,313**	**313,016,935**	**100.00**	**238,398**	**7.210**	**81.79**	**617**	**27.16**	**0.01**



Sensitivity Analysis

To Optional Termination

Class A-2 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	4.22	2.89	2.09	1.47	1.23
Principal Window	1 - 151	1 - 102	1 - 75	1 - 58	1 - 30

Class A-3 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	1.68	1.23	1.00	0.84	0.73
Principal Window	1 - 39	1 - 26	1 - 21	1 - 18	1 - 15

Class A-4 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	6.58	4.40	3.00	2.04	1.74
Principal Window	39 - 151	26 - 102	21 - 75	18 - 34	15 - 27

Class A-5 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	12.60	8.51	6.26	3.43	2.37
Principal Window	151 - 151	102 - 102	75 - 75	34 - 58	27 - 30

Class M-1 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.34	5.65	4.77	4.85	3.68
Principal Window	49 - 151	39 - 102	46 - 75	58 - 58	30 - 46

Class M-2 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.34	5.64	4.56	4.51	3.79
Principal Window	49 - 151	38 - 102	42 - 75	49 - 58	42 - 46

Class M-3 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.34	5.64	4.48	4.18	3.52
Principal Window	49 - 151	38 - 102	41 - 75	46 - 58	40 - 46

Class M-4 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.34	5.63	4.45	4.05	3.39
Principal Window	49 - 151	37 - 102	40 - 75	44 - 58	38 - 46



Sensitivity Analysis
To Optional Termination

Class M-5 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.34	5.63	4.41	3.95	3.27
Principal Window	49 - 151	37 - 102	40 - 75	42 - 58	36 - 46

Class M-6 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.34	5.63	4.38	3.87	3.20
Principal Window	49 - 151	37 - 102	39 - 75	41 - 58	35 - 46

Class M-7 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.34	5.63	4.38	3.82	3.14
Principal Window	49 - 151	37 - 102	38 - 75	40 - 58	34 - 46

Class M-8 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.34	5.63	4.35	3.78	3.10
Principal Window	49 - 151	37 - 102	38 - 75	39 - 58	33 - 46

Class M-9 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.34	5.63	4.35	3.74	3.06
Principal Window	49 - 151	37 - 102	38 - 75	39 - 58	32 - 46

Class M-10 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.34	5.63	4.35	3.70	3.02
Principal Window	49 - 151	37 - 102	38 - 75	38 - 58	32 - 46


UBS
Investment
Bank

Sensitivity Analysis

To Maturity

Class A-2 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	4.53	3.13	2.27	1.55	1.23
Principal Window	1 - 305	1 - 232	1 - 177	1 - 140	1 - 30

Class A-3 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	1.68	1.23	1.00	0.84	0.73
Principal Window	1 - 39	1 - 26	1 - 21	1 - 18	1 - 15

Class A-4 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	6.62	4.43	3.02	2.04	1.74
Principal Window	39 - 170	26 - 116	21 - 85	18 - 34	15 - 27

Class A-5 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	18.35	12.95	9.66	4.75	2.37
Principal Window	170 - 305	116 - 231	85 - 177	34 - 140	27 - 30

Class M-1 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	9.19	6.29	5.26	6.24	5.57
Principal Window	49 - 274	39 - 199	46 - 150	58 - 118	30 - 113

Class M-2 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	9.15	6.25	5.03	4.88	4.20
Principal Window	49 - 260	38 - 187	42 - 141	49 - 110	42 - 88

Class M-3 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	9.12	6.22	4.93	4.53	3.81
Principal Window	49 - 247	38 - 175	41 - 131	46 - 102	40 - 82

Class M-4 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	9.09	6.20	4.87	4.39	3.66
Principal Window	49 - 239	37 - 170	40 - 127	44 - 99	38 - 79



Sensitivity Analysis

To Maturity

Class M-5 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	9.05	6.16	4.82	4.26	3.53
Principal Window	49 - 231	37 - 163	40 - 121	42 - 94	36 - 76

Class M-6 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	9.00	6.12	4.76	4.16	3.43
Principal Window	49 - 221	37 - 154	39 - 115	41 - 89	35 - 71

Class M-7 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.93	6.07	4.71	4.07	3.35
Principal Window	49 - 210	37 - 146	38 - 108	40 - 84	34 - 67

Class M-8 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.85	6.00	4.64	4.00	3.28
Principal Window	49 - 199	37 - 138	38 - 102	39 - 79	33 - 63

Class M-9 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.72	5.91	4.56	3.91	3.20
Principal Window	49 - 188	37 - 129	38 - 95	39 - 74	32 - 59

Class M-10 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.58	5.80	4.49	3.80	3.11
Principal Window	49 - 171	37 - 116	38 - 86	38 - 66	32 - 53


UBS
Investment
Bank

Net WAC Rate Cap (%) for Group I Certificates

Period	NWC(1)	NWC(2)	Period	NWC(1)	NWC(2)
1	5.71%	10.00%	40	7.53%	10.64%
2	7.34%	10.00%	41	7.29%	10.28%
3	6.63%	10.00%	42	7.53%	10.61%
4	6.85%	10.00%	43	7.28%	10.25%
5	6.63%	10.00%	44	7.28%	10.23%
6	6.85%	10.00%	45	7.52%	10.63%
7	6.63%	10.00%	46	7.27%	10.82%
8	6.63%	10.00%	47	7.51%	11.16%
9	6.85%	10.00%	48	7.27%	10.78%
10	6.63%	10.00%	49	7.26%	10.76%
11	6.85%	10.00%	50	8.04%	11.89%
12	6.63%	10.00%	51	7.26%	10.73%
13	6.63%	10.00%	52	7.49%	11.10%
14	7.34%	10.00%	53	7.25%	10.72%
15	6.63%	10.00%	54	7.49%	11.06%
16	6.85%	10.00%	55	7.24%	10.68%
17	6.63%	10.00%	56	7.24%	10.66%
18	6.85%	10.00%	57	7.48%	11.00%
19	6.63%	10.00%	58	7.23%	10.65%
20	6.63%	10.00%	59	7.47%	10.98%
21	6.94%	10.00%	60	7.23%	10.61%
22	7.31%	10.00%	61	7.22%	10.59%
23	7.55%	10.00%	62	7.99%	11.70%
24	7.30%	10.00%	63	7.22%	10.54%
25	7.29%	10.00%	64	7.45%	10.87%
26	8.07%	10.00%	65	7.21%	10.50%
27	7.29%	10.00%	66	7.45%	10.83%
28	7.53%	10.00%	67	7.20%	10.46%
29	7.28%	10.00%	68	7.20%	10.44%
30	7.52%	10.00%	69	7.44%	10.76%
31	7.27%	10.00%	70	7.19%	10.39%
32	7.27%	10.00%	71	7.43%	10.72%
33	7.52%	10.04%	72	7.19%	10.35%
34	7.31%	10.63%	73	7.18%	10.33%
35	7.55%	10.86%	74	7.95%	11.41%
36	7.30%	10.63%	75	7.18%	10.29%
37	7.30%	10.62%	76	N/A	10.61%
38	7.80%	11.09%			
39	7.29%	10.73%			

(1) Assumes 1mLIBOR and 6mLIBOR remain constant at 2.5088% and 2.8528%, respectively, and the cashflows are run to Optional Termination at the Pricing Speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to a level beyond the maximum allowable under the Mortgage Loans and the cashflows are run to Optional Termination at the Pricing Speed, and all payments from the respective Interest Rate Cap Corridor are collected when due.


UBS
Investment
Bank

Net WAC Rate Cap (%) for Group II Certificates

Period	NWC(1)	NWC(2)	Period	NWC(1)	NWC(2)
1	5.69%	9.25%	40	7.62%	10.75%
2	7.32%	9.25%	41	7.37%	10.39%
3	6.61%	9.25%	42	7.62%	10.72%
4	6.83%	9.25%	43	7.37%	10.36%
5	6.61%	9.25%	44	7.37%	10.34%
6	6.83%	9.25%	45	7.61%	10.86%
7	6.61%	9.25%	46	7.36%	10.93%
8	6.61%	9.25%	47	7.61%	11.28%
9	6.83%	9.25%	48	7.36%	10.90%
10	6.61%	9.25%	49	7.36%	10.88%
11	6.84%	9.25%	50	8.15%	12.02%
12	6.62%	9.25%	51	7.36%	10.85%
13	6.62%	9.25%	52	7.60%	11.22%
14	7.33%	9.25%	53	7.35%	10.84%
15	6.62%	9.25%	54	7.60%	11.18%
16	6.84%	9.25%	55	7.35%	10.80%
17	6.62%	9.25%	56	7.35%	10.78%
18	6.84%	9.25%	57	7.59%	11.13%
19	6.62%	9.25%	58	7.34%	10.77%
20	6.62%	9.25%	59	7.59%	11.11%
21	7.07%	9.25%	60	7.34%	10.73%
22	7.37%	9.25%	61	7.34%	10.71%
23	7.61%	9.25%	62	8.12%	11.84%
24	7.36%	9.25%	63	7.33%	10.67%
25	7.36%	9.25%	64	7.58%	11.01%
26	8.15%	9.25%	65	7.33%	10.63%
27	7.36%	9.25%	66	7.57%	10.97%
28	7.60%	9.59%	67	7.33%	10.59%
29	7.35%	9.38%	68	7.32%	10.57%
30	7.60%	9.59%	69	7.57%	10.91%
31	7.35%	9.38%	70	7.32%	10.53%
32	7.35%	9.38%	71	7.56%	10.86%
33	7.60%	9.87%	72	7.32%	10.49%
34	7.38%	9.53%	73	7.32%	10.47%
35	7.63%	9.84%	74	8.10%	11.57%
36	7.38%	9.51%	75	7.31%	10.43%
37	7.38%	9.50%	76	N/A	10.76%
38	7.89%	10.14%			
39	7.38%	9.75%			

(1) Assumes 1mLIBOR and 6mLIBOR remain constant at 2.5088% and 2.8528%, respectively, and the cashflows are run to Optional Termination at the Pricing Speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to a level beyond the maximum allowable under the Mortgage Loans and the cashflows are run to Optional Termination at the Pricing Speed, and all payments from the respective Interest Rate Cap Corridor are collected when due.



Net WAC Rate Cap (%) for Class M Certificates

Period	NWC(1)	NWC(2)	Period	NWC(1)	NWC(2)
1	5.70%	9.25%	40	7.57%	10.69%
2	7.33%	9.25%	41	7.32%	10.33%
3	6.62%	9.25%	42	7.56%	10.65%
4	6.84%	9.25%	43	7.32%	10.29%
5	6.62%	9.25%	44	7.32%	10.28%
6	6.84%	9.25%	45	7.56%	10.73%
7	6.62%	9.25%	46	7.31%	10.87%
8	6.62%	9.25%	47	7.55%	11.21%
9	6.85%	9.25%	48	7.31%	10.83%
10	6.62%	9.25%	49	7.30%	10.81%
11	6.85%	9.25%	50	8.08%	11.95%
12	6.63%	9.25%	51	7.30%	10.78%
13	6.63%	9.25%	52	7.54%	11.15%
14	7.34%	9.25%	53	7.29%	10.77%
15	6.63%	9.25%	54	7.53%	11.11%
16	6.85%	9.25%	55	7.29%	10.73%
17	6.63%	9.25%	56	7.28%	10.71%
18	6.85%	9.25%	57	7.52%	11.05%
19	6.63%	9.25%	58	7.28%	10.70%
20	6.63%	9.25%	59	7.52%	11.04%
21	7.00%	9.25%	60	7.27%	10.66%
22	7.34%	9.25%	61	7.27%	10.64%
23	7.57%	9.25%	62	8.05%	11.76%
24	7.32%	9.25%	63	7.27%	10.60%
25	7.32%	9.25%	64	7.51%	10.93%
26	8.10%	9.26%	65	7.26%	10.56%
27	7.32%	9.25%	66	7.50%	10.89%
28	7.56%	9.63%	67	7.25%	10.51%
29	7.31%	9.42%	68	7.25%	10.49%
30	7.55%	9.63%	69	7.49%	10.82%
31	7.31%	9.42%	70	7.25%	10.45%
32	7.30%	9.42%	71	7.49%	10.78%
33	7.55%	9.81%	72	7.24%	10.41%
34	7.34%	9.48%	73	7.24%	10.39%
35	7.58%	9.78%	74	8.01%	11.48%
36	7.34%	9.45%	75	7.23%	10.35%
37	7.33%	9.44%	76	N/A	10.67%
38	7.84%	10.08%			
39	7.33%	9.60%			

(1) Assumes 1mLIBOR and 6mLIBOR remain constant at 2.5088% and 2.8528%, respectively, and the cashflows are run to Optional Termination at the Pricing Speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to a level beyond the maximum allowable under the Mortgage Loans and the cashflows are run to Optional Termination at the Pricing Speed, and all payments from the respective Interest Rate Cap Corridor are collected when due.


UBS
Investment
Bank

Static LIBOR Breakeven Table

Class	M1	M2	M3	M4	M5
Rating (S/M/F)	AA+ / Aa1	AA / Aa2	AA- / Aa3	A+ / A1	A / A2
Loss Severity	40.00%	40.00%	40.00%	40.00%	40.00%
Default (CDR) (%)	32.15	24.27	21.46	18.82	16.30
Collateral Loss (%)	22.03	18.46	16.99	15.50	13.97

Class	M6	M7	M8	M9	M10
Rating (S/M/F)	A- / A3	BBB+ / Baa1	BBB / Baa2	BBB- / Baa3	BBB- / NR
Loss Severity	40.00%	40.00%	40.00%	40.00%	40.00%
Default (CDR) (%)	14.39	12.85	11.57	10.19	9.90
Collateral Loss (%)	12.72	11.65	10.73	9.68	9.45

Assumptions

Run at Pricing Speed to Maturity
All Trigger Events Failing
12 month lag to recovery
"Break" is CDR that creates the first dollar loss on the related bond
Defaults are in addition to prepayments
Servicer advances 100% until liquidation



Forward LIBOR Breakeven Table

Class	M1	M2	M3	M4	M5
Rating (S/M/F)	AA+ / Aa1	AA / Aa2	AA- / Aa3	A+ / A1	A / A2
Loss Severity	40.00%	40.00%	40.00%	40.00%	40.00%
Default (CDR) (%)	29.36	21.69	18.95	16.39	13.94
Collateral Loss (%)	20.86	17.13	15.59	14.04	12.43

Class	M6	M7	M8	M9	M10
Rating (S/M/F)	A- / A3	BBB+ / Baa1	BBB / Baa2	BBB- / Baa3	BBB- / NR
Loss Severity	40.00%	40.00%	40.00%	40.00%	40.00%
Default (CDR) (%)	12.07	10.58	9.37	8.22	7.98
Collateral Loss (%)	11.11	9.99	9.04	8.10	7.90

Assumptions

Run at Pricing Speed to Maturity
All Trigger Events Failing
12 month lag to recovery
"Break" is CDR that creates the first dollar loss on the related bond
Defaults are in addition to prepayments
Servicer advances 100% until liquidation



Excess Spread

Period	% At Static LIBOR (1)(3)	% At Fwd LIBOR (2) (3)	1m LIBOR (%)	6m LIBOR (%)	Period	% At Static LIBOR (1) (3)	% At Fwd LIBOR (2) (3)	1m LIBOR (%)	6m LIBOR (%)
1	3.46	3.35	2.602478	2.994102	40	4.62	3.94	4.456956	4.612355
2	4.21	3.83	2.933632	3.108763	41	4.54	3.72	4.527821	4.639101
3	3.93	3.56	2.883532	3.208361	42	4.64	3.93	4.469914	4.664965
4	4.02	3.58	2.972565	3.292002	43	4.54	3.58	4.668981	4.689555
5	3.93	3.14	3.301932	3.394797	44	4.54	3.54	4.698536	4.691616
6	4.02	3.40	3.159550	3.425756	45	4.64	3.82	4.589710	4.737753
7	3.92	3.16	3.281765	3.499930	46	4.55	3.71	4.614392	4.760480
8	3.92	2.92	3.523511	3.572112	47	4.64	3.81	4.680062	4.782844
9	4.01	3.18	3.378645	3.652389	48	4.55	3.70	4.614627	4.828044
10	3.92	2.86	3.580851	3.731600	49	4.55	3.63	4.681112	4.826673
11	4.01	3.08	3.485086	3.787096	50	4.84	3.87	4.970074	4.848167
12	3.91	2.84	3.598251	3.874310	51	4.55	3.60	4.723425	4.870325
13	3.91	2.73	3.708575	3.937747	52	4.65	3.80	4.745957	4.891279
14	4.19	2.87	3.998111	3.995712	53	4.55	3.44	4.945962	4.911988
15	3.91	2.59	3.846698	4.069267	54	4.64	3.92	4.606568	4.933035
16	4.00	2.67	3.908703	4.093042	55	4.54	3.55	4.807525	4.952593
17	3.90	2.44	4.000142	4.128539	56	4.54	3.26	5.100411	4.972442
18	3.99	2.61	3.972758	4.156354	57	4.63	3.68	4.846644	4.992833
19	3.90	2.39	4.050705	4.176388	58	4.54	3.54	4.867725	5.011955
20	3.89	2.02	4.432239	4.190831	59	4.63	3.51	5.069729	5.030677
21	4.13	2.79	3.986949	4.182504	60	4.53	3.66	4.721528	5.049546
22	4.61	3.34	4.118095	4.209449	61	4.53	3.45	4.924209	5.066852
23	4.70	3.43	4.164199	4.215539	62	4.81	3.70	5.220294	5.084305
24	4.59	3.35	4.090903	4.222143	63	4.52	3.41	4.959035	5.102162
25	4.59	3.30	4.135877	4.229373	64	4.61	3.60	4.977753	5.118741
26	4.87	3.52	4.383124	4.238666	65	4.51	3.22	5.180634	5.134896
27	4.57	3.41	4.145832	4.251705	66	4.61	3.73	4.823208	5.151235
28	4.67	4.06	4.154004	4.266933	67	4.51	3.35	5.026756	5.166275
29	4.56	3.86	4.203142	4.307713	68	4.50	3.05	5.325235	5.181762
30	4.65	4.07	4.133528	4.309783	69	4.60	3.49	5.056436	5.198081
31	4.55	3.86	4.190669	4.336430	70	4.50	3.33	5.072657	5.213802
32	4.55	3.60	4.460018	4.365993	71	4.59	3.30	5.276624	5.229869
33	4.64	3.98	4.235607	4.398466	72	4.49	3.46	4.911535	5.246867
34	4.58	3.80	4.394398	4.430768	73	4.49	3.25	5.117717	5.263312
35	4.67	4.11	4.215345	4.441387	74	4.77	3.51	5.421104	5.280768
36	4.56	3.89	4.290579	4.494436	75	4.48	3.21	5.148755	5.299516
37	4.56	3.81	4.364887	4.524888	76	N/A	3.40	5.167012	5.318085
38	4.66	3.71	4.651399	4.576530					
39	4.51	3.66	4.425923	4.584534					

(1) Assumes 1mLIBOR and 6mLIBOR stay at 2.5088% and 2.8528% respectively, and the cashflows are run to the Optional Termination at the Pricing Speed.
(2) Assumes 1mLIBOR and 6mLIBOR follow the forward LIBOR Curve respectively, and the cashflows are run to the Optional Termination at the Pricing Speed.
(3) Calculated as (a) interest collections on the Mortgage Loans (net of the servicing fee, the trustee fee and credit risk manager fee), less the aggregate interest on the Certificates divided by (b) the aggregate principal balance of the Mortgage Loans as of the beginning period (annualized).


UBS Investment Bank

Group I Interest Rate Cap Corridor Notional Schedule

Period	Accrual Start	Accrual End	Cap Notional Schedule ($)	Low Strike (%)	High Strike (%)
1	01/20/05	02/25/05	437,612,000	5.41	9.70
2	02/25/05	03/25/05	432,263,000	7.05	9.70
3	03/25/05	04/25/05	425,749,000	6.35	9.70
4	04/25/05	05/25/05	418,075,000	6.57	9.70
5	05/25/05	06/25/05	409,260,000	6.35	9.70
6	06/25/05	07/25/05	399,325,000	6.57	9.70
7	07/25/05	08/25/05	388,305,000	6.35	9.70
8	08/25/05	09/25/05	376,233,000	6.35	9.70
9	09/25/05	10/25/05	363,164,000	6.57	9.70
10	10/25/05	11/25/05	349,301,000	6.35	9.70
11	11/25/05	12/25/05	335,829,000	6.57	9.70
12	12/25/05	01/25/06	322,739,000	6.35	9.70
13	01/25/06	02/25/06	310,018,000	6.35	9.70
14	02/25/06	03/25/06	297,656,000	7.07	9.70
15	03/25/06	04/25/06	285,644,000	6.35	9.70
16	04/25/06	05/25/06	273,971,000	6.57	9.70
17	05/25/06	06/25/06	262,628,000	6.35	9.70
18	06/25/06	07/25/06	251,605,000	6.57	9.70
19	07/25/06	08/25/06	240,893,000	6.35	9.70
20	08/25/06	09/25/06	229,552,000	6.35	9.70
21	09/25/06	10/25/06	212,431,000	6.70	9.70
22	10/25/06	11/25/06	196,188,000	7.33	9.70
23	11/25/06	12/25/06	180,834,000	7.57	9.70
24	12/25/06	01/25/07	166,276,000	7.31	9.70
25	01/25/07	02/25/07	153,014,000	7.30	9.70
26	02/25/07	03/25/07	143,985,000	8.11	9.70
27	03/25/07	04/25/07	135,252,000	7.41	9.70
28	04/25/07	05/25/07	126,809,000	8.51	9.70
29	05/25/07	06/25/07	118,668,000	8.22	9.70
30	06/25/07	07/25/07	110,792,000	8.49	9.70
31	07/25/07	08/25/07	103,173,000	8.20	9.70
32	08/25/07	09/25/07	95,803,000	8.19	9.70
33	09/25/07	10/25/07	32,421,000	6.56	9.70
34	10/25/07	11/25/07	30,129,000	6.45	9.70
35	11/25/07	12/25/07	27,887,000	6.68	9.70
36	12/25/07	01/25/08	25,689,000	6.45	9.70
37	01/25/08	02/25/08	23,533,000	6.45	9.70
38	02/25/08	03/25/08	23,710,000	6.92	9.70
39	03/25/08	04/25/08	23,887,000	6.47	9.70
40	04/25/08	05/25/08	0		

Group II Interest Rate Cap Corridor Notional Schedule

Period	Accrual Start	Accrual End	Cap Notional Schedule ($)	Low Strike (%)	High Strike (%)
1	01/20/05	02/25/05	317,674,000	5.43	8.99
2	02/25/05	03/25/05	313,707,000	7.10	8.99
3	03/25/05	04/25/05	308,889,000	6.43	8.99
4	04/25/05	05/25/05	303,226,000	6.66	8.99
5	05/25/05	06/25/05	296,730,000	6.43	8.99
6	06/25/05	07/25/05	289,420,000	6.66	8.99
7	07/25/05	08/25/05	281,318,000	6.43	8.99
8	08/25/05	09/25/05	272,453,000	6.44	8.99
9	09/25/05	10/25/05	262,862,000	6.66	8.99
10	10/25/05	11/25/05	252,852,000	6.44	8.99
11	11/25/05	12/25/05	243,110,000	6.66	8.99
12	12/25/05	01/25/06	233,643,000	6.44	8.99
13	01/25/06	02/25/06	224,443,000	6.44	8.99
14	02/25/06	03/25/06	215,503,000	7.16	8.99
15	03/25/06	04/25/06	206,816,000	6.44	8.99
16	04/25/06	05/25/06	198,373,000	6.66	8.99
17	05/25/06	06/25/06	190,169,000	6.44	8.99
18	06/25/06	07/25/06	182,196,000	6.66	8.99
19	07/25/06	08/25/06	174,447,000	6.44	8.99
20	08/25/06	09/25/06	165,288,000	6.44	8.99
21	09/25/06	10/25/06	152,881,000	6.97	8.99
22	10/25/06	11/25/06	141,092,000	7.43	8.99
23	11/25/06	12/25/06	129,944,000	7.68	8.99
24	12/25/06	01/25/07	119,377,000	7.42	8.99
25	01/25/07	02/25/07	110,306,000	7.41	8.99
26	02/25/07	03/25/07	103,754,000	8.23	8.99
27	03/25/07	04/25/07	97,418,000	7.69	8.99
28	04/25/07	05/25/07	30,739,000	6.92	8.99
29	05/25/07	06/25/07	28,986,000	6.69	8.99
30	06/25/07	07/25/07	27,268,000	6.92	8.99
31	07/25/07	08/25/07	25,583,000	6.69	8.99
32	08/25/07	09/25/07	23,931,000	6.69	8.99
33	09/25/07	10/25/07	22,312,000	6.95	8.99
34	10/25/07	11/25/07	0		


UBS
Investment
Bank

Class M Interest Rate Cap Corridor Notional Schedule

Period	Accrual Start	Accrual End	Cap Notional Schedule ($)	Low Strike (%)	High Strike (%)
1	01/20/05	02/25/05	194,581,000	4.80	8.35
2	02/25/05	03/25/05	194,581,000	6.45	8.35
3	03/25/05	04/25/05	194,581,000	5.77	8.35
4	04/25/05	05/25/05	194,581,000	5.99	8.35
5	05/25/05	06/25/05	194,581,000	5.77	8.35
6	06/25/05	07/25/05	194,581,000	5.99	8.35
7	07/25/05	08/25/05	194,581,000	5.77	8.35
8	08/25/05	09/25/05	194,581,000	5.77	8.35
9	09/25/05	10/25/05	194,581,000	5.99	8.35
10	10/25/05	11/25/05	194,581,000	5.77	8.35
11	11/25/05	12/25/05	194,581,000	5.99	8.35
12	12/25/05	01/25/06	194,581,000	5.77	8.35
13	01/25/06	02/25/06	194,581,000	5.77	8.35
14	02/25/06	03/25/06	194,581,000	6.49	8.35
15	03/25/06	04/25/06	194,581,000	5.77	8.35
16	04/25/06	05/25/06	194,581,000	5.99	8.35
17	05/25/06	06/25/06	194,581,000	5.77	8.35
18	06/25/06	07/25/06	194,581,000	6.00	8.35
19	07/25/06	08/25/06	194,581,000	5.77	8.35
20	08/25/06	09/25/06	194,581,000	5.77	8.35
21	09/25/06	10/25/06	194,581,000	6.19	8.35
22	10/25/06	11/25/06	194,581,000	6.76	8.35
23	11/25/06	12/25/06	194,581,000	7.00	8.35
24	12/25/06	01/25/07	194,581,000	6.74	8.35
25	01/25/07	02/25/07	194,581,000	6.73	8.35
26	02/25/07	03/25/07	194,581,000	7.54	8.35
27	03/25/07	04/25/07	194,581,000	6.91	8.35
28	04/25/07	05/25/07	67,212,000	6.08	8.35
29	05/25/07	06/25/07	67,748,000	5.85	8.35
30	06/25/07	07/25/07	68,287,000	6.08	8.35
31	07/25/07	08/25/07	68,828,000	5.86	8.35
32	08/25/07	09/25/07	69,372,000	5.86	8.35
33	09/25/07	10/25/07	69,918,000	6.10	8.35
34	10/25/07	11/25/07	0		



FOR ADDITIONAL INFORMATION PLEASE CALL:

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Jay Lown	212-713-3670
Obi Nwokorie	212-713-3270
Glenn McIntyre	212-713-3180
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Anthony Beshara	212-713-2804
Jennie Tom	212-713-4701
Verdi Contente	212-713-2713
Michael Braylovsky	212-713-3744
Elizabeth Szondy	212-713-6263
ABS Trading & Syndicate	
Jack McCleary	212-713-4330
Stuart Lippman	212-713-2946
Joe Ruttle	212-713-2252

Rating Agency Contacts	
Justin Hansen (S&P)	212-438-2000
Wioletta Frankowicz (Moody's)	212-553-1019
Mark Zelmanovich (Fitch)	212-908-0259